File No. 333-1783
                                                          Rule 424(b)(3)

                    GROUP AND INDIVIDUAL SINGLE PREMIUM
                             ANNUITY CONTRACTS

                      Keyport Life Insurance Company
                    Executive & Administrative Offices
               125 High Street, Boston, Massachusetts 02110
                              (617) 526-1400

                                  SUMMARY
This prospectus describes participating interests in group and individual deferred annuity contracts ("Contract(s)") which are designed and offered by Keyport Life Insurance Company ("Keyport") to provide retirement benefits for eligible individuals. Eligible individuals include persons who participate in certain trusts or in certain plans established for eligible individuals and members of eligible groups. Eligible individuals may also include persons who collectively form a group of employees of an employer. As required by certain states, the Contracts may be offered as Individual Contracts.

               (This "SUMMARY" section continues on page 2.)

The Contract may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested, as described below.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH INFORMATION A PROSPECTIVE CERTIFICATE OWNER SHOULD KNOW BEFORE PURCHASING A CERTIFICATE OR ENROLLING. THIS PROSPECTUS SHOULD BE RETAINED FOR FURTHER REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT IF NOT HELD TO THE END OF A TERM, AS DESCRIBED BELOW. SURRENDER OF THESE SECURITIES AT OTHER TIMES COULD RESULT IN THE RECEIPT OF LESS THAN THE CERTIFICATE OWNER'S ORIGINAL SINGLE PREMIUM.

                The date of this Prospectus is May 1, 1998



MVA
Allocated and Non-Allocated Certificates are issued under Group Contracts. With Allocated Certificates, each individual's interest is separately accounted for and is held in a specific account established for that individual. Each participant in a Non-Qualified plan and in certain Qualified Plans will be issued an Allocated Certificate evidencing participation in a Group Contract and will have a 100% vested interest in all values credited to the participant's account. Under certain
Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single account will be established and held on behalf of all participants in the Plan on a non-allocated basis.

Unless  otherwise  noted  or  the context so requires,  all  references  to
"Certificates"   include  Group  Contracts,  Allocated  and   Non-Allocated
Certificates issued thereunder, and Individual Contracts.

A Single Premium of at least $5,000 per Certificate Owner's Account must accompany the Certificate application or the Enrollment Form for a participant under an Allocated Certificate. A Single Premium of $500,000 or more requires Keyport's approval. No premium needs to accompany the Group Contract application. The Single Premium is the only premium payment permitted or required with respect to a particular Certificate. Eligible individuals, however, may purchase more than one Certificate. (See "Enrollment Form and Premium Payments", page 8.)

The premium payment credited to a Certificate Owner's Account becomes part of the assets of Keyport. Keyport owns its General Account and Separate Account assets, and generally intends to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. Keyport may also invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge its obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge its exposure to changes in interest rates. (See "Investments by Keyport", page 16.)

The Certificate provides that the Single Premium may be allocated to one of two types of accounts, Interest Accounts and Indexed Accounts, of varying durations ("Terms"). As required by certain states, the Indexed Account is not available under Certificates issued for those states.

Interest is credited to Interest Accounts at a fixed rate set and guaranteed at the beginning of the Term for the duration of the Term. Interest is credited to Interest Accounts on an annual compound guaranteed interest basis for the entire duration of the selected Term. This means that Keyport adds interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts", page 8.)

Interest credited to Indexed Accounts ("Index Increases") is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of the Term for the duration of the Term, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index (the "Index") using a formula set forth in the Certificate. If the publication of the Index is discontinued or the calculation of the Index is changed substantially, Keyport will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated and credited proportionately over the selected Term at each Account Anniversary. The total Index Increases that may be credited to an Indexed Account during a Term are subject to a maximum and minimum limit, both of which are set and guaranteed at the beginning of the Term. The minimum may never be less than zero. Thus, the Indexed Account Value will never decrease to reflect declines in the value of the Index since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts", page 9.) The amount of Index Increases credited to an Indexed Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term. Moreover, it is possible that no Index Increases will be credited at Account Anniversaries, if the Index on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)

The Certificate also provides for a minimum value to be used in certain circumstances instead of the Indexed Account Value to calculate benefits under a Certificate. This value, called the Certificate Value, is equal to:
90% of the Single Premium; plus any Excess Interest Credits (as described below); less any amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charge; plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any applicable Market Value Adjustment on the Account Value at the time of the transfer; plus interest credited on the foregoing at an annual guaranteed rate of 3% per year. In addition, on each Account Anniversary and at the time of a transfer, additional interest, i.e., an "Excess Interest Credit", may be credited to the Certificate Value, such that the total interest credited to the Certificate Value will equal the total interest and/or Index Increases ever credited to the Certificate Owner's Account. The amount used to calculate death benefits, withdrawal amounts, and annuity values will never be less than the Certificate Value (subject to an adjustment to reflect the effect of any applicable Market Value Adjustment on the corresponding Account Value). If at the end of a Term the Indexed Account Value is less than the Certificate Value, Keyport will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value", page 10; "Indexed Accounts," page 9.)

Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may discontinue offering terms of certain durations or offer Terms of other durations from time to time. The interest rates and interest rate factors declared by Keyport may vary depending on the duration of the Term. Keyport should be contacted to determine the Terms currently being offered. Subject to contractual provisions and any applicable Surrender Charge and Market Value Adjustment, a Certificate Owner may transfer from one type of Account to the other and/or to Terms of greater or lesser duration.

Factors in Determining Guaranteed Interest Rates and Guaranteed Interest Rate Factors

The level of Guaranteed Interest Rates and Guaranteed Interest Rate Factors set by Keyport for Terms of a particular duration will depend on a variety of factors, including the interest rates generally available on the types of instruments in which Keyport will invest Certificate Owners' premium payments, the duration of the Term, regulatory and tax requirements, sales commissions and expenses borne by Keyport, general economic trends, and competitive factors.

Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT EFFECT A REDUCTION IN THE VALUE OF A CERTIFICATE OWNER'S ACCOUNT. ON THE OTHER HAND, THE OPPOSITE MAY PROVE TO BE TRUE. (See "Market Value Adjustment", page 13.)

KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED RATES AND FACTORS. (See
"Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)

Renewal of Terms

At the end of each Term, a subsequent Term of the same type of Account (Interest or Indexed) of one-year's duration will begin, unless, within the thirty (30) day period before the end of the Term, the Certificate Owner instructs Keyport otherwise. The Certificate Owner will have the opportunity to apply the Account Value to an Interest or Indexed Account that has a Term of any duration then offered. (See "Renewal Terms", page 10.)

Surrenders: Partial or Total

Subject to certain restrictions, partial and total surrenders of a Certificate Owner's Account Value are permitted. Such surrenders may be subject to a Surrender Charge and/or a Market Value Adjustment. Except as described below, the Surrender Charge will be deducted from any partial or total surrender made before the end of a Term. The Surrender Charge will be calculated as a percentage of the gross amount being surrendered in excess of the Free Withdrawal Amount (as explained below), before the addition or deduction of any applicable Market Value Adjustment. The applicable percentage will decline depending on the number of years (rounded up) remaining until the end of the Term. The current maximum is 7% for surrenders with seven (7) or more years remaining in the Term.

No Surrender Charge will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

The first partial surrender in a particular Certificate Year may be made without paying a Surrender Charge on the Free Withdrawal Amount, which is that portion of the surrender amount that does not exceed the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. Any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a Surrender Charge. (See "Surrender Charge", page 12.)

PARTIAL  SURRENDERS  ARE  NOT  ALLOWED FROM  THE  INDEXED  ACCOUNT  OF  ANY
CERTIFICATE  ISSUED  UNDER  A CORPORATE OR KEOGH  QUALIFIED  PLAN  THAT  IS
ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the surrendered amount above the foregoing limit is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The withdrawal of interest earnings from an Interest Account pursuant to Keyport's systematic withdrawal program will not incur a Surrender Charge or a Market Value Adjustment. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program", page 11.)

The minimum partial surrender is $250, unless made pursuant to the systematic withdrawal program, in which case the minimum is $100. After a partial surrender, the minimum Account Value must be at least $2500.

Transfers

Subject to certain conditions, the Interest Account Value may be transferred to another Account at any time before the Income Date. The
Indexed Account Value may only be transferred at the end of a Term. Any amount transferred before the end of a Term may be subject to a Market Value Adjustment, as described below. Currently, there is no charge for transfers. Keyport in its discretion may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values", page 11; "Market Value Adjustment", page 13.)

Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value Adjustment. However, no Market Value Adjustment will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

Where a Market Value Adjustment is applicable to a surrender or annuitization, if there has not previously been a partial surrender in the same Certificate Year as the surrender or annuitization, the Market Value Adjustment will be calculated based on the gross amount payable in excess of the Free Withdrawal Amount, before the deduction of any applicable Surrender Charge. Otherwise, the Market Value Adjustment is calculated based on the gross amount payable, before the deduction of any applicable Surrender Charge. (See "Market Value Adjustment", page 13).

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the last year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten
(10) calendar days after the end of each full Term. The Market Value Adjustment upon transfer is calculated based on the Account Value or, if there has not previously been a partial surrender in the same Certificate Year as the transfer, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment", page 13).

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. The Scaling Factor may reduce the positive or negative amount of any Market Value Adjustment on an Indexed Account. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor. (See "Market Value Adjustment", page 13).

The Market Value Adjustment reflects the relative difference between: (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term. It is possible, therefore, that should such Treasury Rates increase significantly from the beginning of a Term, the amount a Certificate Owner would receive upon a total surrender would be less than the original amount credited to the Certificate Owner's Account. (See "Market Value Adjustment", page 13.)

Deferral of Payment

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. A deferral of payment for a period greater than thirty (30) days would occur only under highly unusual circumstances. (See "Payment upon Partial or Total Surrender", page 12.)

Annuity Period

On the Income Date, Keyport will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Period Provisions", page 15.)

Death Benefit

The Certificate provides for a special death benefit if the Certificate Owner dies before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. After one of these deaths, the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate to Keyport for the greatest of: (a) the Certificate Owner's Account Value; (b) the Certificate Value; or (c) the
Certificate Withdrawal Value, which is defined as the greater of (i) the Account Value, subject to any applicable Market Value Adjustment, less any applicable Surrender Charge, and (ii) the Certificate Value adjusted proportionally to reflect the effect of any applicable Market Value
Adjustment on the Account Value. If the Term that includes the date of death relates to the Indexed Account and the Term's Floor is equal to 0%, the "(a)" value will be recalculated by Keyport and the new value will be the same or higher. If the surrender request is made after the applicable 90 or 60 day period or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Certificate is not surrendered, it may stay in force for up to five years after the date of death, at the end of which time Keyport will pay the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. (See "Death Provisions", page 14; "Surrender Charge", page 12.)

Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any State or governmental entity when the premium tax is actually paid, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner or participant, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0%-5.0%. For a schedule of such taxes, see Appendix C, at page 50 of this Prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, Keyport will send each Certificate Owner a report which will show the Account Value, the Certificate
Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any Surrender Charge.


                             TABLE OF CONTENTS
                                                                       Page
SUMMARY                                                                1
GLOSSARY OF SPECIAL TERMS                                              6
DESCRIPTION OF CONTRACTS AND CERTIFICATES                              8
A.  Ownership                                                          8
B.  Enrollment Form and Premium Payments                               8
C.  Accumulation Period                                                8
 1.  Initial Term                                                      8
 2.  Interest Accounts                                                 8
 3.  Indexed Accounts                                                  9
 4.  Renewal Terms                                                     10
 5.  Information on Renewal Rates                                      10
 6.  Establishment of Guaranteed Interest Rates and
       Guaranteed Interest Rate Factors                                10
 7.  Certificate Value                                                 10
 8.  Transfer of Values                                                11
 9.  Surrenders                                                        11
     (a)  General                                                      11
     (b)  Systematic Withdrawal Program                                11
     (c)  Surrender Procedures and Determination of Surrender Value    11
          1.  Partial Surrenders                                       11
          2.  Total Surrenders                                         11
     (d)  Risk                                                         12
     (e)  Payment upon Partial or Total Surrender                      12
10.  Deductions                                                        12
     (a)  Surrender Charge                                             12
     (b)  Market Value Adjustment                                      13
11.  Premium Taxes                                                     13
12.  Death Provisions                                                  13
     (a)  Non-Qualified Certificates                                   13
     (b)  Qualified Certificates                                       14
D.  Annuity Period Provisions                                          14
 1.  Annuity Benefits                                                  14
 2.  The Income Date and Form of Annuity                               15
 3.  Change of Annuity Option                                          15
 4.  Annuity Options                                                   15
 5.  Frequency and Amount of Payments                                  16
 6.  Proof of Age, Sex, and Survival of Annuitant                      16
INVESTMENTS BY KEYPORT                                                 16
AMENDMENT OF CERTIFICATES                                              16
ASSIGNMENT OF CERTIFICATES                                             17
DISTRIBUTION OF CONTRACTS AND CERTIFICATES                             17
TAX CONSIDERATIONS                                                     17
A.  General                                                            17
B.  Taxation of Keyport                                                17
C.  Taxation of Annuities in General                                   17
    1.  General                                                        17
    2.  Surrenders, Assignments, and Gifts                             17
    3.  Annuity Payments                                               18
    4.  Penalty Tax                                                    18
    5.  Income Tax Withholding                                         18
    6.  Section 1035 Exchanges                                         18
D.  Qualified Plans                                                    18
 1.  Tax-Sheltered Annuities                                           19
 2.  Individual Retirement Annuities                                   19
 3.  Corporate Pension and Profit-Sharing Plans                        19
THE COMPANY                                                            19
A.  Business                                                           19
     General                                                           19
B.  Selected Financial Data                                            20
C.  Management's Discussion and Analysis of Results of Operations and
       Financial Condition                                             20
     Results of Operations                                             20
     Financial Condition                                               21
     Management of the Company's Investments                           22
     Liquidity                                                         23
     Year 2000                                                         23
     Effects of Inflation                                              24
D.  General Account Investments                                        24
E.  Competition                                                        24
F.  Employees                                                          24
G.  Regulation                                                         24
COMPANY MANAGEMENT                                                     26
EXECUTIVE COMPENSATION TABLES AND INFORMATION                          27
LEGAL PROCEEDINGS                                                      29
EXPERTS                                                                29
CHANGE IN ACCOUNTANTS                                                  29
LEGAL MATTERS                                                          30
FINANCIAL STATEMENTS                                                   31
APPENDIX A (TERM INTEREST AND INDEX INCREASE ILLUSTRATIONS)            46
APPENDIX B (MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS,
     INCLUDING SURRENDER CHARGE CALCULATIONS)                          48
APPENDIX C (SCHEDULE OF STATE PREMIUM TAXES)                           50


                         GLOSSARY OF SPECIAL TERMS

The following terms in this Prospectus have the indicated meanings:

Account Year, Account Anniversary A continuous twelve-month period commencing on the date that an Interest or Indexed Account is opened by allocation or transfer, and each anniversary thereof including the end of the Term.

Allocated Certificate A Certificate under which amounts are allocated or credited to the account of one individual participant.

Annuitant The natural person upon whose life annuity payments are based, and to whom any annuity payments will be made starting on the Income Date.

Annuity Options Options available for annuity payments.

Cap The maximum percentage by which the value of an Indexed Account may increase during a single Term.

Certificate The document issued to each Certificate Owner evidencing his or her interest in the Group Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year A continuous twelve-month period commencing on the Certificate Date and each anniversary thereof.

Certificate Date The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner The person, persons or entity entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Owner's Account The Account established by Keyport for a Certificate Owner into which the Single Premium paid by or on behalf of a Certificate Owner is credited.

Certificate Owner's Account Value The value of all amounts under a Certificate in an Indexed or Interest Account prior to the Income Date.

Certificate Value The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Contract Owner The person, persons, or entity entitled to the ownership rights stated in a Group or Individual Contract and in whose name(s) the Contract is issued.

Designated Beneficiary The person who may be entitled to receive benefits following the death of the Annuitant, the Certificate Owner, or the Joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; Primary Beneficiary, Contingent Beneficiary; and otherwise the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.

Floor The minimum percentage by which the value of an Indexed Account may increase during a single Term. The Floor will never be less than zero.

Free Withdrawal Amount The amount that may be surrendered, transferred, or applied to an Annuity Option without any otherwise applicable Surrender Charge or Market Value Adjustment. If no partial surrender has been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year.

General Account Keyport's general investment account which contains all of Keyport's assets except those in Separate Account C and other separate accounts.

Guaranteed Interest Rate The fixed rate of interest set and guaranteed by Keyport at the beginning of a Term of an Interest Account to be used to calculate the interest to be credited to the Interest Account during the Term.

Guaranteed Interest Rate Factors The Participation Rate, Cap, and Floor, which are set and guaranteed by Keyport at the beginning of each Term of an Indexed Account and used to calculate Index Increases under a formula set forth in the Certificate.

Income Date The date on which annuity payments to an Annuitant are to begin.

Index The Index (set forth in the Certificate) that is used to calculate Index Increases.

Indexed Account An account to which Keyport credits Index Increases.

Indexed Account Value The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase Interest credited to an Indexed Account, which is calculated using the Guaranteed Interest Rate Factors as applied to changes in the Index.

Individual Contract A Contract issued to a Contract Owner in states in which Keyport does not issue a Certificate.

In Force The status of a Certificate before the Income Date, so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within at most five years from the date of death.

Interest Account An account to which Keyport credits interest based on a specific and guaranteed rate of interest.

Interest Account Value The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner Any person designated by the Certificate Owner jointly to possess rights in the Certificate Owner's Account. Keyport requires that the Certificate Owner and any Joint Certificate Owner act together.

Non-Allocated Certificate A Certificate under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate Any Certificate that is not issued under a Qualified Plan.

Office Keyport's executive office, which is at 125 High Street, Boston, Massachusetts 02110.

Participation Rate The percentage of the increase in the Index used to calculate Index Increases.

Qualified Certificate Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403 and 408 of the Internal Revenue Code and HR-10 Plans for self-employed persons.

Reset Date The date on which an amount is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account A nonunitized separate investment account of Keyport in which assets underlying the Certificates and other annuity contracts issued by Keyport may be held. Assets held in Separate Account C will be subject to the claims of Keyport's general creditors.

Single Premium The payment made by or an behalf of a participant with respect to a Certificate.

Term The period for which either a Guaranteed Interest Rate is credited to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account. Terms may be selected by a Certificate Owner from among those offered by Keyport.

Treasury Rate The Treasury Rate is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the appropriate number of years. The Treasury Rate is used in calculating Market Value Adjustments.

Written Request A written request in a form satisfactory to Keyport, signed by the Certificate Owner, and received at Keyport's Office.

                 DESCRIPTION OF CONTRACTS AND CERTIFICATES

A. OWNERSHIP

The Certificate Owner is the individual or legal entity that has the power to exercise the rights of an owner under the Certificate. The Certificate Owner is the person or entity designated in the application for a Certificate or the individual so designated in the Enrollment Form for an Allocated Certificate.

The   Certificate  Owner  may  exercise  all  rights  summarized   in   the
Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

Prior to the Income Date, the Certificate Owner together with any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

B. ENROLLMENT FORM AND PREMIUM PAYMENTS

The Single Premium is due on the Certificate Date. The Single Premium may not be less than $5,000. There is a maximum of $500,000 for the Single Premium. Payments of $500,000 or more require Keyport's approval. Certificate Owners may purchase multiple Certificates, although Keyport reserves the right to limit the total premiums paid on multiple Certificates with respect to any one Certificate Owner. Keyport may reject any premium payment.

The Single Premium is credited to a Certificate Owner's Account, which is established on the date of receipt of a properly completed application or Enrollment Form along with the required premium payment. Keyport will issue a Certificate and confirm the receipt of the Single Premium in writing. If the Contract is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for the Certificate Owner. A Certificate Owner's Account starts earning interest on the day following the date the Certificate Owner's Account is established on his or her behalf. A Certificate Owner may choose to allocate the Single Premium to an Interest Account or an Indexed Account, as described below. As required by certain states, the Indexed Account is not available under Certificates issued for those states.

In the event Keyport determines that an application or Enrollment Form is not properly completed, Keyport will attempt to contact the Certificate Owner by letter or telephone to secure the information necessary to complete the form.

Keyport will return an improperly completed application or Enrollment Form, along with the corresponding premium payment, which cannot be properly completed within three weeks of its receipt.

Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is replacing an existing life insurance or annuity policy that was issued by either Keyport or an affiliated company without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the Single Premium to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects. (In either case, a copy of the signed document would be returned to Keyport for its permanent records.) All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability extends only to purchases so confirmed.

C.  ACCUMULATION PERIOD

1.  Initial Term

A Certificate Owner will select the type of Account, either an Interest Account or an Indexed Account, to which the Single Premium will be allocated, and the duration of the initial Term from among those offered by Keyport. Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may offer other durations from time to time. As required by certain states, the Indexed Account is not available under Certificates issued for those states.

A Term begins on the date as of which the Single Premium is allocated or an amount is transferred to an Account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day following the expiration date of the previous Term.

The Single Premium (less surrenders made and premium taxes, if any) will earn and be credited interest and/or Index Increases in accordance with the formula applicable to the selected type of Account, as described below. Interest is credited to Interest Accounts at the Guaranteed Interest Rate specified and guaranteed at the beginning of the Term for the duration of the Term. Index Increases are credited to Indexed Accounts by reference to Guaranteed Interest Rate Factors, guaranteed at the beginning of the Term for the duration of the Term, as applied to changes in the Index.

2.  Interest Accounts

Through the Interest Accounts, Keyport offers specified effective and guaranteed annual rates of interest, the Guaranteed Interest Rates, for a specified period of time, the Term, selected by the Certificate Owner. Although Guaranteed Interest Rates may differ among Terms of different durations or established at different times, a Guaranteed Interest Rate will never be less than 3% per year and, once declared, will never be changed during a Term.

An amount allocated or transferred to an Interest Account will earn interest at the Guaranteed Interest Rate for a Term of the selected duration. Interest will be credited daily at a rate which, compounded, equals an effective annual rate equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited to the Account.

An illustrative example of how interest is credited to the Interest Account is set forth in Appendix A.

3.  Indexed Accounts

Through the Indexed Accounts, Keyport offers Index Increases that depend on increases in a specified Index. The Index Increases are determined based on a formula utilizing specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for specified periods of time (Terms) selected by the Certificate Owner. Although Guaranteed Interest Rate Factors may differ among Terms of different durations or established at different times, once declared, they will never be changed during a Term.

An amount allocated or transferred to an Indexed Account will earn Index Increases based on the Guaranteed Interest Rate Factors for a Term of the selected duration. Index Increases may be added to the Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited to the Account.

Keyport will calculate and credit Index Increases at each Account Anniversary after the start of a Term. The Certificates contain a formula for using the Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases on each Account Anniversary in the Term. All Index Increases are credited to the Indexed Account proportionately over the entire Term. Therefore, there are two components of the Index Increases. The first part is the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.

     Part one is calculated as follows: Multiply the Participation Rate by the increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

     Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

The part one and two amounts as calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase that is added to the Account Value. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index
Increases credited during the Term. Because of the Floor of zero, Index Increases can never be negative.

The effect of this formula is to provide that, in the absence of any partial or total surrender during a Term, the total Index Increases credited to an Indexed Account during a Term will equal the Account Value at the beginning of the Term multiplied by a percentage (Participation
Rate) of the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term. Partial surrenders in excess of Index Increases will reduce the amount of the Index Increases credited after such surrender, but do not affect Index Increases previously credited.

Total Index Increases credited to an Index Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by and credited to an Indexed Account, in time the value of an Indexed Account may be less than the Certificate Value. In those circumstances, the Certificate Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term the value of an Indexed Account is less than the Certificate Value, Keyport will credit the Indexed Account with an End of the Term Increase equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value" on page 10.)

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by Keyport. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Contract.

If the publication of the Index is discontinued, or the calculation of the Index is changed substantially, Keyport will substitute a suitable index and notify the Certificate Owner.

The formula used to calculate Index Increases and illustrative examples are set forth in Appendix A.

4.  Renewal Terms

A new Term will automatically begin at the end of a Term, unless a Certificate Owner elects to make a total surrender. (See "Surrenders".) Each subsequent Term will be for one-year's duration, unless, within the thirty (30) day period immediately prior to the end of the previous Term, the Certificate Owner by Written Request chooses a Term of a different duration or elects to transfer the Account Value to a different type of Account. A Certificate Owner may choose from among the Terms offered by Keyport at that time. Keyport may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The then available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificate. The Certificate Owner may not select a Term for a period longer than the number of years remaining until the Income Date. If the selected Term exceeds this limit, Keyport automatically will allocate the Account Value to a Term of one-year's duration. In addition, if less than one year remains until the Income Date, Keyport automatically will allocate the Account Value to an Interest Account with a Term of one year's duration.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. In the absence of any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by the Certificate Owner or established by default (as described above) in the absence of other instructions.

5.  Information on Renewal Rates

A Certificate Owner is provided with a toll-free number to call to inquire about rates for Terms then being offered. In addition, prior to the beginning of each subsequent Term, Keyport will notify the Certificate Owner in writing of the Terms then available. At the end of any Term, a Certificate Owner has the opportunity to select any other duration of Term then being offered.

6.  Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate
Factors

A Certificate Owner will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase. Different Guaranteed Interest Rates and Guaranteed Interest Rate Factors may be established for Terms of different durations. Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial and renewal Terms will be established periodically. Keyport may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

Keyport has no specific formula for determining the Guaranteed Interest Rates and Guaranteed Interest Rate Factors that it will declare in the future. The determination of those guaranteed rates and factors will be reflective of interest rates generally available on the types of investments in which Keyport intends to invest the proceeds attributable to the Certificate Owner's Account. (See "Investments by Keyport".) In addition, Keyport's management may consider various other factors in determining guaranteed rates and factors for a given period, including, the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses borne by Keyport, general economic trends, and competitive factors. The Guaranteed Interest Rates declared by Keyport, however, (including the rate of interest credited to the Certificate Value used in the determination of the value of an Indexed Account), will never be less than 3% annually. KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS.

7.  Certificate Value

The Certificate also provides a minimum value, called the Certificate Value, that will be used to calculate benefits under a Certificate in circumstances in which the Certificate Value is higher than the value of an Indexed Account calculated as described above.

The Certificate Value is equal to: (a) 90% of the Single Premium; plus (b) any Excess Interest Credits, as defined below; less (c) all amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charges; plus (d) if there has been a transfer to which a Market Value Adjustment applied, the positive or negative amount equal to the Adjusted Certificate Value (i.e., the Certificate Value proportionately adjusted to reflect the effect of any applicable Market Value Adjustment on the Account Value) less the Certificate Value, at the time of the transfer; plus (e) interest credited at an annual guaranteed rate of 3% per year. In addition, at each Account Anniversary and at the time of a transfer, additional interest, called an "Excess Interest Credit", will be credited to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to the Certificate Owner's Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.

The Certificate Value would be used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

8.  Transfer of Values

The Certificate Owner may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following:

(a)  the transfer must be by Written Request or telephone before the Income
Date;

(b) the number of transfers may not exceed any limit Keyport may set for a specified time period; currently, Keyport does not limit the number of permissible transfers in a single Certificate Year;

(c)  the Indexed Account Value may only be transferred during the first ten
(10) calendar days after the end of each full Term;

(d) the Interest Account Value may be transferred at any time before the Income Date;

(e) the amount transferred shall equal the total Account Value, with a Market Value Adjustment (if any); partial transfers are not permitted;

(f) no Market Value Adjustment shall apply to a transfer (i) from an Account with a Term of less than three (3) years, (ii) in the final year of a Term of three (3) or more years to an Account with a Term of three (3) or more years, or (iii) within the first ten (10) calendar days after the end of each full Term; and

(g) for transfers not made within the first ten calendar days of a Term, the Term of the new Account cannot be less than the remaining number of Account Years (rounded up) in the Term of the Account from which the transfer is being made; and

(h) the Term of the new Account cannot be longer than the number of years remaining until the Income Date.

While no charge currently applies to transfers, Keyport reserves the right to charge $25 per transfer if a Certificate Owner makes more than 4 transfers in a single Certificate Year. Keyport reserves the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

9.  Surrenders

(a)  General

A Certificate Owner may make a full or partial surrender of a Certificate Owner's Account at any time prior to the Income Date while it is In Force, subject to specified charges and conditions described below. Partial surrenders may only be made if:

(i) the surrender request is at least $250, unless the partial surrender is made pursuant to Keyport's systematic withdrawal plan, in which case the minimum withdrawal is $100; and

(ii) the remaining Account Value after the partial surrender has been made is at least $2500.

Keyport reserves the right to change the minimums described above.

NOTWITHSTANDING THE FOREGOING, PARTIAL SURRENDERS ARE NOT ALLOWED FROM THE INDEXED ACCOUNT OF ANY CERTIFICATE ISSUED UNDER A CORPORATE OR KEOGH QUALIFIED PLAN THAT IS ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

The net amount paid upon partial or total surrender will reflect the deduction of any applicable Surrender Charge and any Market Value Adjustment, calculated as described below. Therefore, the amount actually received by a Certificate Owner may be greater than or less than the amount subtracted from Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a Surrender Charge and/or Market Value Adjustment.

If after complying with a request for a partial surrender there would be insufficient Account Value to keep the Certificate In Force, Keyport will treat the request as a request to surrender only the excess amount over $2500.

(b)  Systematic Withdrawal Program

To the extent permitted by law, Keyport will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account to a Certificate Owner that has enrolled in the Systematic Withdrawal Program (the "Program"). Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Account Value. (See "Tax Considerations".) The selected frequency of payment may not result in a payment of less than $100 per payment. Systematic withdrawals may not be made from an Indexed Account. Distributions under the Systematic Withdrawal Program are not subject to Surrender Charges or Market Value Adjustments.

 (c)  Surrender Procedures and Determination of Surrender Value

1.  Partial Surrenders

At any time prior to the Income Date, a Certificate Owner may request by Written Request a partial surrender. The surrender amount paid to the Certificate Owner will be the gross surrender amount increased or decreased by any applicable Market Value Adjustment and decreased by any applicable Surrender Charge. Both the Surrender Charge and the Market Value Adjustment are calculated based on the gross surrender amount. Thus, for example, if the gross surrender amount were $10,000, the Surrender Charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the Surrender Charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to the Certificate Owner of $9,000 ($10,000 B $500 B $500). Keyport will attempt to honor requests for a net partial surrender of a specific amount. If a Market Value Adjustment applies, however, the amount actually paid by Keyport may be more or less than the amount requested, because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the gross surrender amount (prior to the application of any Market Value Adjustment) and any applicable Surrender Charge.

2.  Total Surrenders

The Certificate Owner may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date that Keyport receives the Written Request for surrender. Keyport will pay the Certificate Owner the Certificate Withdrawal Value, which is the greater of: (a) the Account Value (with any applicable Market Value Adjustment applied), less any applicable Surrender Charge; or (b) the Certificate Value, adjusted by the ratio of the Account Value (with any applicable Market Value Adjustment applied) to the unadjusted Account Value. In addition, Keyport will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, the Certificate Owner may receive the surrender benefit under an Annuity Option rather than in a lump sum.

Keyport will, upon request, inform a Certificate Owner of the amount payable upon a full or partial surrender. Any full or partial surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

(d)  Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT CAUSE A REDUCTION IN THE CERTIFICATE OWNER'S ACCOUNT VALUE. (See "Market Value Adjustment".)

(e)  Payment Upon Partial or Total Surrender

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a notice of surrender by a Certificate Owner, or the period permitted by state insurance law, if less. Only under highly unusual circumstances will a surrender payment be deferred more than thirty (30) days. While all circumstances under which deferral of payment might be involved upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high number of surrenders by Certificate Owners, accompanied by a radical shift in interest rates. If Keyport decides to withhold payment for more than thirty (30) days, a Certificate Owner will be notified in writing of such decision.

10.  Deductions

(a)   Surrender Charge

No sales charge is deducted from the Single Premium when received. Except as provided below, however, a Surrender Charge will be deducted for any partial or total surrender, other than partial or total surrenders effective within the first thirty (30) calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

The amount of any Surrender Charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount, adjusted as described below. A portion of the first partial surrender in a particular Certificate Year, not exceeding the Free Withdrawal Amount, may be made free of any Surrender Charge. The Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year) up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. The portion of the first partial surrender in excess of the Free Withdrawal Amount (if any), and any subsequent partial surrender in the same Certificate Year, will be subject to a Surrender Charge.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the gross surrender amount in excess of the Free Withdrawal Amount is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The amount of the Surrender Charge depends on the number of Account Years (rounded up) remaining until the end of the Term of the Account from which the partial surrender is withdrawn. The amount of the Surrender Charge will be equal to (a) multiplied by (b), where:

(a) is the amount of the partial surrender request, less the Free Withdrawal Amount (if applicable); and

(b) is the applicable percentage from the Certificate Schedule, depending on the number of Account Years (rounded up) remaining until the end of the Term.

After each surrender, Keyport also will adjust its records to reflect appropriate deductions from the Account Value and the Certificate Value.

The chart below indicates the Surrender Charge percentage that will be applied while the specified number of years are remaining:

                          Term (Length in Years)
Account
Years
Remaining   10     9     8     7     6     5     4     3     2     1
1           0%     0%    0%    1%    1%    1%    1%    1%    1%    1%
2           0      0     1     2     2     2     2     2     2
3           0      1     2     3     3     3     3     3
4           1      2     3     4     4     4     4
5           2      3     4     5     5     5
6           3      4     5     6     6
7           4      5     6     7
8           5      6     7
9           6      7
10          7

Keyport reserves the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and ten years. Currently, the charge is 7%. If such amounts are ever increased, the increase will only apply to new
Certificates issued after full disclosure to prospective new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

The Surrender Charge will apply to a full or partial surrender, in each Term of a Certificate. In other words, a Surrender Charge may be payable in Terms after the first, irrespective of how many Account Years have elapsed. Also, any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

Illustrative examples of how the Surrender Charge is determined are set forth in Appendix B.

 (b)  Market Value Adjustment

The amount payable upon a surrender prior to the Income Date, upon a transfer, or upon application of Account Value to an Annuity Option may be adjusted up or down by the application of a Market Value Adjustment. The Market Value Adjustment reflects the relative difference between (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.

More specifically, the amount payable upon a partial or total surrender of, or upon application of Account Value to an Annuity Option from, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value Adjustment. No Market Value Adjustment will apply to a partial or total surrender or the application of Account Value to an Annuity Option within the first thirty (30) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon a surrender is calculated based on the gross surrender amount before the deduction of any applicable Surrender Charge.

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the final Account Year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten (10) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon transfer is calculated based on the Account Value. In addition, as described above, a Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value".)

The formula for calculating the Market Value Adjustment is set forth in Appendix B to this prospectus. If there has not previously been a partial surrender in the Certificate Year or a transaction subject to a Market Value Adjustment, an amount not exceeding the Free Withdrawal Amount will be subtracted from the amount used to calculate the Market Value Adjustment. Otherwise, the gross amount surrendered, transferred, or applied to an Annuity Option is used as the basis to calculate the applicable Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. A Certificate Owner will know the Scaling Factor for all Indexed Account Terms at the time of the initial purchase. Different Scaling Factors may be established for Terms of different durations. Keyport may change the Scaling Factors from time to time for new Certificates issued after the time of the change. The Scaling Factors will never be greater than one. Where a Scaling Factor is less than one, the Scaling Factor will reduce the positive or negative amount of any Market Value Adjustment. The Scaling Factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time of purchase of a Certificate, coupled with any applicable Surrender Charge, the amount a Certificate Owner would receive upon a total surrender could be less than the Single Premium.

Illustrative examples of how the Market Value Adjustment is determined are set forth in Appendix B.

UPON REQUEST, KEYPORT WILL FURNISH A CERTIFICATE OWNER WITH ILLUSTRATIONS OF THE EFFECT OF THE MARKET VALUE ADJUSTMENT ON A CERTIFICATE OWNER'S ACCOUNT VALUE IF ALL OR ANY PART OF THE CERTIFICATE OWNER'S ACCOUNT VALUE IS SURRENDERED PRIOR TO THE END OF A TERM.

11.  Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is incurred, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction involving a Certificate. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0%. For a schedule of such taxes, see Appendix C of this Prospectus.

12.  Death Provisions

These  provisions  do  not  apply to Non-Allocated  Certificates.  In  Non-
Allocated  Certificates,  Annuitants  or  payees  are  unknown  until   the
Certificate Owner requests that an annuity be effected.

 (a)  Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate Owner's Account after such a death.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner's Account for the death benefit on the date of surrender. The death benefit is the greatest of the following three values: (a) the Certificate Value; (b) the Certificate Withdrawal Value; or (c) the Certificate Owner's Account Value, except that if the Term that includes the date of death relates to the Indexed Account and the Term's Floor is equal to 0%, (c) is instead (i) minus (ii), where:

(i) is the Indexed Account Value at the start of the Account Year in which death occurs, with the Index Increase recalculated in the manner described in section B of Appendix A; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, (i) is instead the Indexed Account Value at the end of that Term; and

(ii) is the sum of any partial surrenders since the start of the Account Year of death.

For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, the Certificate Withdrawal Value is payable instead. If the Certificate Owner's Account is not surrendered, it will continue for the time period specified below.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole Certificate Owner as of the Certificate Owner's or the Joint Certificate Owner's date of death. And, if the decedent is the Annuitant, the new Annuitant will be any living Contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate Owner's Account can continue until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate Owner's Account can continue for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the five-year period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) previously named by the Designated Beneficiary in a Written Request, otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an Annuity Option that meets the following requirements: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

 (b)  Qualified Certificates

Death of Annuitant--If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner's Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, the Certificate Withdrawal Value is payable instead.

If the Certificate Owner's Account is not surrendered, it can continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may, by Written Request, direct that Keyport pay any benefit or $5,000 or more under an Annuity Option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated
Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

D.  ANNUITY PERIOD PROVISIONS

1.  Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the payment option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Annuity Value (less any premium taxes not previously deducted) on the Income Date in accordance with the option selected. The Annuity Value is the greater of (a) the Account Value after application of any applicable Market Value Adjustment, or (b) the Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

2.  The Income Date and Form of Annuity

The Income Date is shown on the Certificate Schedule. The Income Date is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

Under Allocated Certificates, a Certificate Owner may elect, at least thirty (30) days prior to the Income Date, to have the Annuity Value applied on the Income Date under any of the Annuity Options described below. In the absence of such election, the Annuity Value will be applied on the Income Date under Option 2 to provide a monthly life annuity with ten (10) years of payments guaranteed.

If a Certificate is issued on a Non-Allocated basis, a Certificate Owner may request that a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, be applied under an Annuity Option for a participant in that Certificate Owner's plan. Keyport will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as directed by the Certificate Owner.

No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

3.  Change of Annuity Option

A Certificate Owner may change the Annuity Option from time to time, but such change must be made by Written Request and received by Keyport at least thirty (30) days prior to the scheduled Income Date.

4.  Annuity Options

Option 1 - Income for a Fixed Number of Years

Keyport will pay an annuity for a chosen number of years, not less than five (5) nor over thirty (30). If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

Option 2 - Life Income with 10 Years Guaranteed

Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than ten (10) years:

(a) payments will be continued during the remainder of the 10 year period to the successor payee; or

(b) the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and it may also depend on the payee's sex.

Option 3 - Joint and Last Survivorship Income

Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

                           Other Annuity Options

Other options may be arranged with the mutual consent of a Certificate Owner and Keyport.

5.  Frequency and Amount of Payments

Payments will normally be paid as monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, Keyport has the right to pay such amount in one lump sum in lieu of the payment otherwise provided for. In addition, if the payments provided for would be or become less than $100, Keyport shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100.

6.  Proof of Age, Sex, and Survival of Annuitant

Keyport may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayment Keyport may have made will be paid in full with the next annuity payment. Any overpayment, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.

                          INVESTMENTS BY KEYPORT

Assets of Keyport must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by the general accounts and separate accounts of life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 23 for further information on the investments of Keyport.)

All of Keyport's General Account assets, the assets of Separate Account C, and the assets of certain other separate accounts will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, Keyport intends to take into account, among other factors, the yields available on the instruments in which it intends to invest the proceeds from the Certificates. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.) Keyport's obligations and the values and benefits under the Certificates, however, do not vary as a function of the returns on the instruments in which Keyport will have invested the proceeds from the Certificates. Also, Certificate Owners, Designated Beneficiaries and payees with rights under a Certificate do not participate in the investment gains or losses of the investment instruments held by Keyport in the Separate Account.

Keyport's investment strategy with respect to the proceeds attributable to Certificates will generally be to invest in debt securities which it will use to match its liabilities with respect to the Terms to which the proceeds are allocated. This will be done, in Keyport's sole discretion, by investing in any type of investment which it is authorized under state law to invest in. Keyport expects to invest a substantial portion of the premiums received in securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government. This could include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

In addition, Keyport may invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index, in order to hedge Keyport's obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge its exposure to changes in interest rates. These derivative instruments will be purchased from counterparties which conform to Keyport's Policies and Guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks: in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when Keyport wants to close out a position; futures exchange may impose trading limits which may inhibit
Keyport's ability to close out positions in exchange-listed instruments; and if Keyport has an open position with a dealer that becomes insolvent, Keyport may experience a loss.

While the foregoing generally describes Keyport's investment strategy with respect to the proceeds attributable to the Certificates, Keyport is not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.

                         AMENDMENT OF CERTIFICATES

Keyport reserves the right to amend the Group Contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. Keyport will notify the Certificate Owners in writing of any such amendments.

                        ASSIGNMENT OF CERTIFICATES

A Certificate Owner may assign a Certificate at any time, as permitted by applicable law. A copy of any assignment must be filed with Keyport. An assignment will not be binding upon Keyport until it receives a written copy. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability. Keyport assumes no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any assignment.

                DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Contracts and the Certificates described in this prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company (KFSC's corporate parent) as insurance agents and who are registered representatives of broker-dealers who have entered into distribution agreements with KFSC. KFSC is a wholly-owned subsidiary of Keyport and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD"). It is located at 125 High Street, Boston, Massachusetts 02110.

Keyport will pay a maximum commission to broker-dealers of 5.25% of the Single Premium, and may pay a reduced commission percentage applied to the Certificate Owner's Account Value at the start of each Term after the first or at some other date(s).

Certificates may be sold with a lower commission structure (1) to a person who is an officer, director or employee of Keyport or of certain affiliates of Keyport or (2) to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Indexed Account, reflecting anticipated cost savings to Keyport from the lower commission structure.

                            TAX CONSIDERATIONS

A.  General

SINCE THE LAW IS COMPLICATED AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER OR CERTIFICATE OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT OR CERTIFICATE DESCRIBED IN THIS PROSPECTUS.

It should be understood that any detailed description of the tax consequences regarding the purchase of a Contract or Certificate cannot be made in this prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. For detailed information, a competent tax adviser should always be consulted.

This discussion is based upon Keyport's understanding of Federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity contracts, including distributions and undistributed appreciation. There is no way of predicting whether, when or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

B.  Taxation of Keyport

Keyport is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("Code"). The assets underlying the Certificates will be owned by Keyport. Any income earned on those assets will be Keyport's income.

C.  Taxation of Annuities in General

1.  General

Section 72 of the Internal Revenue Code governs the taxation of annuities in general. A Certificate Owner (including a trust or other entity holding a Non-Qualified Certificate as an agent for an individual) is not taxed on increases in Account Value until a distribution occurs, either in the form of a lump sum payment (full or partial surrender of the Account), an assignment or gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Account Value are taxed yearly whether or not a distribution occurs.

2.  Surrenders, Assignments, and Gifts

A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income, subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within sixty (60) days of the decedent's death, different tax rules apply. See "Annuity Payments" below.

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) exceeds the Single
Premium. Then, to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to the Certificate Owner. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts.
Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts as one contract. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. The discussion in this paragraph applies to "laddered" Certificates, which are multiple Certificates with different Term lengths that are purchased during one calendar year.

3.  Annuity Payments

The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

4.  Penalty Tax

Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange  and  the  first annuity payment begins in the  first  Certificate
Year.

5.  Income Tax Withholding

Keyport is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs"), for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA").

6.  Section 1035 Exchanges

A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation. Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

D. QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

1.  Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.

2.  Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

3.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                THE COMPANY

A. Business

General

Keyport Life Insurance Company ("Keyport") is a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. Keyport seeks to (i) maintain its presence in the fixed annuity market while expanding its sales of variable and equity-indexed annuities, (ii) achieve a broader market presence through the use of diversified distribution channels and (iii) maintain a conservative approach to investment and liability management.

Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to A.M. Best's alphabetic rating system. Standard & Poor's ("S&P") has rated Keyport AA for excellent financial security, Moody's Investor Services ("Moody's") has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The A.M. Best's A+ rating is in the highest rating category, which also includes A++. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. Within the S&P AA category, only AA+ is higher. The Moody's "1" modifier signifies that Keyport is at the higher end of the A category while the Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders.

Keyport's wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and American Benefit Life Insurance Company, to be renamed Keyport Benefit Life Insurance Company ("Keyport Benefit"), on or about April 1, 1998. Other wholly owned subsidiaries are Liberty Advisory Services Corp., an investment advisory company, and Keyport Financial Services Corp., a broker-dealer.

Keyport is an indirect wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company.

Liberty Financial is an asset accumulation and management company providing investment management and retirement-oriented insurance products through multiple distribution channels. Keyport issues and underwrites substantially all of Liberty Financial's retirement-oriented insurance products. Liberty Financial's investment advisor, asset management and bank distribution operating units are The Colonial Group, Inc. ("Colonial"), Stein Roe & Farnham Incorporated ("Stein Roe"), Newport
Pacific Management, Inc. ("Newport") and Independent Holdings, Inc. ("Independent"). Colonial, Stein Roe and Newport manage certain underlying mutual funds and other invested assets of Keyport's separate accounts. Stein Roe also provides asset management services for a substantial portion of Keyport's general account. Independent, through its subsidiary, markets Keyport's products through the bank distribution channel.

Keyport's executive and administrative offices are located at 125 High Street, Boston Massachusetts 02110, and its home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

B. Selected Financial Data

The following selected consolidated financial data for Keyport should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Selected Financial Data   (in thousands)

As of and for
the year ended
December 31          1997       1996        1995       1994         1993

Income statement
  data:
 Investment
     income     $   847,048 $   790,365 $   755,930 $   689,575 $  669,667
 Interest
     credited      (594,084)   (572,719)   (555,725)   (481,926)  (504,205)
 Investment
     spread         252,964     217,646     200,205     207,649    165,462
 Fee income          36,353      33,534      29,767      25,273     18,158
 Operating
     expenses       (49,941)    (43,815)    (44,475)    (54,295)   (40,697)
 Income before
     income taxes   172,651     137,846     107,941      95,276     86,705
 Net income         113,561      90,624      69,610      63,225     57,995

Balance sheet
  data:
 Total cash and
   investments  $13,505,858 $12,305,312 $10,922,125 $ 9,274,793 $8,912,526
 Total assets    15,342,189  13,924,557  12,280,194  10,873,604 10,227,327
 Stockholder's
   equity         1,103,021     980,782     902,331     682,485    684,270

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1. Results of Operations

Net income was $113.6 million in 1997 compared to $90.6 million in 1996 and $69.6 million in 1995. The improvement of $23.0 million in 1997 compared to 1996 resulted from higher investment spread, higher fee income and higher net realized investment gains. Partially offsetting these items were increased amortization of deferred policy acquisition costs and value of insurance in force, higher operating expenses and higher income tax expense.

Investment spread is the amount by which investment income earned on the Company's investments exceeds interest credited to policyholder balances. Investment spread was $253.0 million in 1997 compared to $217.6 million in 1996 and $200.2 million in 1995. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage was 1.91% in 1997, and 1.84% in 1996 and 1995.

Investment income was $847.0 million in 1997 compared to $790.4 million in 1996 and $755.9 million in 1995. The increase of $56.6 million in 1997 compared to 1996 primarily relates to an $85.6 million increase as a result of a higher level of average invested assets, partially offset by a $29.0 million decrease resulting from a lower average investment yield. The 1997 investment income was net of $47.6 million of S&P 500 Index call option amortization expense related to the Company's equity-indexed annuities compared to $14.0 million in 1996. The average investment yield was 6.90% in 1997 compared to 7.16% in 1996. Investment income increased in 1996 compared to 1995 primarily as a result of a higher level of average invested assets, partially offset by a decrease in the average investment yield. The average investment yield was 7.16% in 1996 compared to 7.51% in 1995.

Interest credited to policyholders totaled $594.1 million in 1997 compared to $572.7 million in 1996 and $555.7 million in 1995. The increase of $21.4 million in 1997 compared to 1996 primarily relates to a $56.4 million increase as a result of a higher level of average policyholder balances, partially offset by a $35.0 million decrease resulting from a lower average interest credited rate. Policyholder balances averaged $11.9 billion (including $10.8 billion of fixed products and $1.1 billion of equity-indexed annuities) in 1997 compared to $10.8 billion (including $10.4 billion of fixed products and $0.4 billion of equity-indexed annuities) in 1996. The average interest credited rate was 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities) in 1997 compared to 5.32% (5.50% on fixed products and 0.85% on equity-indexed annuities) in 1996. The Company's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 60% to 95%) of the change in value of the S&P 500 Index. The
Company's  equity-indexed  annuities  also  provide  a  full  guarantee  of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options, resulting in an 0.85% net credited rate. Interest credited to policyholders increased in 1996 compared to 1995 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $10.8 billion in 1996 compared to $9.8 billion in 1995. The average interest credited rate was 5.67% in 1995.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of the Company's cash and cash equivalents, were $12.3 billion in 1997 compared to $11.0 billion in 1996 and $10.1 billion in 1995. The increase of $1.3 billion in 1997 compared to 1996 was primarily due to a 100% coinsurance agreement with respect to a $954.0 million block of SPDAs entered into with Fidelity & Guaranty Life Insurance Company ("F&G Life") during the third quarter of 1996 and investment portfolio earnings. The increase of $0.9 billion in 1996 compared to 1995 was primarily due to the reinvestment of portfolio earnings and the F&G Life transaction.

Net realized investment gains were $24.7 million in 1997 compared to $5.5 million in 1996 and net realized investment losses of $4.0 million in 1995. Sales of fixed maturity investments generally are made to maximize total return. The net realized investment gains in 1997 included gains on the sales of fixed maturity investments of $16.8 million and gains on redemption of seed money investments in separate account mutual funds sponsored by the Company of $7.9 million. The net realized investment gains in 1996 were primarily attributable to sales of fixed maturity investments and sales of investments received in the F&G Life transaction.

Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $16.0 million in 1997 compared to $14.9 million in 1996 and $14.8 million in 1995.

Total annuity withdrawals represented 11.6% of the total average annuity policyholder and separate account balances in 1997 and 1996 and 9.9% in 1995. Excluding surrenders from the older block of annuities acquired in the F&G Life transaction, the withdrawal percentages were 10.6% and 10.0% in 1997 and 1996, respectively.

Separate account fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets in separate accounts supporting the contracts, were $17.1 million in 1997 compared to $16.0 million in 1996 and $13.2 million in 1995. Such fees represented 1.54%, 1.68% and 1.61% of average variable annuity and variable life separate account balances in 1997, 1996 and 1995, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales and redemptions and changes in the market values of the investments managed. Management fees were $3.3 million in 1997 compared to $2.6 million in 1996 and $1.8 million in 1995. The increase of $0.7 million in 1997 compared to 1996 primarily reflects a higher level of average assets under management.

Operating expenses primarily represent compensation, selling and other general and administrative expenses. These expenses were $49.9 million in 1997 compared to $43.8 million in 1996 and $44.5 million in 1995. The increase in 1997 compared to 1996 was primarily due to higher employee related expenses and selling expenses. The decrease in 1996 compared to 1995 was primarily due to IRS interest penalties of $1.9 million recorded in 1995 related to a federal income tax assessment.

Amortization of deferred policy acquisition costs was $75.9 million in 1997 compared to $60.2 million in 1996 and $58.5 million in 1995. These increases in amortization in 1997 and 1996 were primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed products and the increased sales of variable annuity products. Amortization expense represented 29.2%, 27.7% and 29.2%, of investment spread for 1997, 1996 and 1995, respectively.

Amortization of value of insurance in force totaled $10.5 million in 1997 compared to $10.2 million in 1996 and $9.5 million in 1995. The increase in amortization in 1997 compared to 1996 was primarily due to increased amortization of $4.0 million related to the F&G Life transaction, partially offset by decreased amortization related to a change in mortality assumptions. The increase in amortization in 1996 compared to 1995 was primarily due to $2.7 million of amortization recorded in 1996 relating to the F&G Life transaction, partially offset by lower amortization in 1996 due to an increase in estimated amortization periods in the last quarter of 1995 of the Company's closed block of single premium whole life insurance.

Federal income tax expense was $59.1 million or 34.2% of pretax income in 1997 compared to $47.2 million, or 34.3% pretax income in 1996, and $38.3 million, or 35.5% of pretax income in 1995.

Effective July 18, 1997, due to a decrease in the ownership percentage of the Company's indirect parent, the Company is no longer included in the consolidated federal income tax return of Liberty. The Company does not expect this change to have a material effect on its financial condition or its results from operations. The Company will be required to file a separate federal income tax return until the Company is eligible to file a consolidated federal income tax return with Liberty Financial in 2002.

2. Financial Condition

Stockholder's Equity as of December 31, 1997 was $1.1 billion compared to $980.8 million as of December 31, 1996. The increase in stockholder's equity was due to net income of $113.6 million, as well as an increase in after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) during the period of $8.7 million.

Investments not including cash and cash equivalents totaled $12.3 billion at December 31, 1997 compared to $11.5 billion at December 31, 1996. The increase of $0.8 billion is primarily attributable to the reinvestment of portfolio earnings in 1997.

The  Company's  general investment policy is to hold fixed maturity  assets for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire fixed maturity portfolio as "available for sale" and accordingly carries such investments at fair value. The Company's total investments at December 31, 1997 and 1996 reflected net unrealized gains of $280.3 million and $229.8 million, respectively, relating to its fixed maturity and equity portfolios.

Approximately $11.0 billion, or 81.7%, of the Company's general account investments at December 31, 1997, was rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 1997, the carrying value of investments in below investment grade securities totaled $1.1 billion, or 7.9% of general account investments of $13.5 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

3. Management of the Company's Investments

Asset-liability duration management is utilized by the Company to minimize the risks of interest rate fluctuations and policyholder withdrawals. The Company believes that its fixed and equity-indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Its portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

The Company conducts its investment operations to closely match the duration of the assets in its investment portfolio to its policyholder balances. The Company seeks to achieve an acceptable spread between what it earns on its assets and interest credited on its policyholder balances by investing principally in fixed maturities. The Company's fixed-rate products incorporate surrender charges to encourage persistency and make the cost of its policyholder balances more predictable. Approximately 83.0% of the Company's fixed annuity policyholder balances were subject to surrender charges at December 31, 1997.

As part of its asset-liability management discipline, the Company conducts detailed computer simulations that model its fixed-maturity assets and liabilities under commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been constructed with a view toward maintaining a desired investment spread between the yield on portfolio assets and the interest credited on its policyholder balances under a variety of possible future interest rate scenarios. At December 31, 1997 the effective duration of the Company's fixed maturities investments (including certain cash and cash equivalents) was approximately 2.9. Effective duration is a common measure for the price sensitivity of a fixed-income portfolio to changes in interest rates. It measures the approximate percentage change in the market value of a portfolio when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features, such as prepayments and bond calls.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements and interest rate cap agreements to match assets more closely to liabilities. Swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. The Company had 45 outstanding swap agreements with an aggregate notional principal amount of $2.6 billion and had 39 outstanding swap agreements with an aggregate notional principal amount of $2.3 billion as of December 31, 1997 and 1996, respectively.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. The Company had interest rate cap agreements with an aggregate notional amount of $250.0 million and $450.0 million as of December 31, 1997 and 1996, respectively.

With respect to the Company's equity-indexed annuities, the Company buys call options on the S&P 500 Index to hedge its obligations to provide returns based upon this index. The Company had call options with a book value of $323.3 million and $109.7 million as of December 31, 1997 and 1996, respectively.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. The Company believes that the counterparties to its swap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. In addition, swap agreements have interest rate risk and call options have stock market risk. However, the swap agreements hedge fixed-rate assets; the Company expects that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed rate assets. Similarly, the call options hedge the Company's obligations to provide returns on equity-indexed annuities based upon the S&P 500 Index, and the Company believes that any stock market movements that adversely affect the market value of S&P 500 call options would be substantially offset by a reduction in policyholder liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. The Company's profitability could be adversely affected if the value of its S&P 500 call options increase less than (or decrease more than) the value of the guarantees made to equity-indexed policyholders.

The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. There were no non-income producing investments in the Company's fixed maturity portfolio at December 31, 1997. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded fixed maturity investments, management also considers market value quotations, if available.

4. Liquidity

The Company's liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. The Company uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. The Company generates cash from annuity premiums and deposits, net investment income, and from maturities and sales of its investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet the Company's cash requirements. The Company monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, the Company has invested a substantial amount of its general account assets in readily marketable securities. At December 31, 1997, $10.3 billion, or 76.2%, of the Company's general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause the Company to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. Although no assurance can be given, the Company believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market.

Current Rhode Island insurance law permits the payment of dividends or distributions from the Company to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. As of December 31, 1997, the amount of dividends that the Company could pay without such approval was $70.3 million.

Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its liquidity needs.

5. Year 2000

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. This potential problem has become known as the "Year 2000 issue". The Year 2000 issue affects virtually all companies and organizations.

Computer applications which are affected by the Year 2000 issue could impact Keyport's business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions.

Keyport is assessing and addressing the Year 2000 issue by implementing a four-step plan. The first two steps involve inventorying all the computer applications which support Keyport's business functions and prioritizing computer applications which are affected by the Year 2000 issue based upon the degree of impact each has on the functioning of Keyport's business units. The first two steps of the plan are substantially complete.

The final two steps of the four-step plan involve remediation of affected computer applications (i.e., repairing or replacing programs, including those which interface with third-party computer applications that have unremediated Year 2000 issues, and appropriate testing) and reinstallation of computer applications. For computer applications which are "mission critical" (i.e., their failure would result in the complete inability to perform critical business functions), Keyport expects to complete the final two steps of the plan by December 31, 1998. Remediation and reinstallation of non-critical computer applications is scheduled to be completed by December 31, 1999.

Keyport believes that the Year 2000 issue could have a material impact on Keyport's operations if the four-step plan is not timely implemented. However, based upon the progress that is being made, Keyport believes that the timetable for implementing the plan will be met and that the Year 2000 issue will not pose significant operational problems for its computer systems.

6. Effects of Inflation

Inflation has not had a material effect on the Company's consolidated results of operations to date. The Company manages its investment portfolio in part to reduce its exposure to interest rate fluctuations. In general, the fair value of the Company's fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes. For example, if interest rates decline the Company's fixed maturity investments generally will increase in fair value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by the Company.

D. General Account Investments

Premium deposits on fixed and equity-indexed annuities are credited to the Company's general account investments (which at December 31, 1997 totaled $13.5 billion). To maintain its investment spreads at acceptable levels, the Company must earn returns on its general account sufficiently in excess of the fixed or indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. The Company emphasizes a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact the Company's investment spread, including changes in interest rates and other factors affecting the Company's general account investments.

The bulk of the Company's general account investments are invested in fixed maturity securities (83.3% at December 31, 1997). The Company's principal strategy for managing interest rate risk is to closely match the duration of its general account investment portfolio to its policyholder balances. At December 31, 1997, the effective duration of its fixed income portfolio was approximately 2.9. The Company also employs hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, the Company purchases S&P 500 Index call options to hedge its obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. At December 31, 1997, the Company's fixed maturity portfolio had an overall average S&P rating of A+. A portion of the general account investments (7.9% at December 31, 1997) are invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. The Company actively manages its below investment grade portfolio to optimize its risk/return profile. There were no non-income producing investments in the Company's fixed maturity portfolio at December 31, 1997.

As of December 31, 1997, the Company owned approximately $3.5 billion of mortgage-backed securities (26.2% of its general account investments), 97.4% of which were investment grade. Mortgage-backed securities are subject to significant prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 1997, approximately $3.2 billion (23.8% of the Company's general account investments) were invested in securities which were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If the Company sought to sell such securities, it might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

E.  Competition

The Company's business activities are conducted in extremely competitive markets. Keyport competes with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than Keyport. No one company dominates the industry. In addition, Keyport's products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that Keyport competes principally with respect to product features, pricing, ratings and service; management also believes that Keyport can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

F.  Employees

As of December 31, 1997, the Company had 412 full-time employees. The Company provides its employees with a broad range of employee benefit programs. The Company believes that its relations with its employees are excellent.

G. Regulation

The Company's business activities are extensively regulated. The following briefly summarizes the principal regulatory requirements and certain related matters.

Keyport's retirement-oriented insurance products generally are issued as individual policies. The policy is a contract between the issuing insurance company and the policyholder. Policy forms, including all principal contract terms, are regulated by state law. In most cases, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

Keyport and Independence are each chartered in Rhode Island and the State of Rhode Island Insurance Department is their primary oversight regulator. Keyport and Independence Life also must be licensed by the state insurance regulators in each other jurisdiction in which they conduct business. They currently are licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

Keyport  prepares  its statutory-basis financial statements  in  accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. Certain statutory accounting practices are prescribed by state laws. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. The National Association of Insurance Commissioners (the "NAIC") currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. That project, which is expected to be completed in 1998 may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of any such changes on the Company's statutory-surplus cannot be determined at this time. No assurance can be given that such changes would not have a material adverse effect on the Company.

Risk Bond Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 1997, Keyport's capital and surplus exceeded the level at which the lowest of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, Keyport cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. For certain information regarding the Company's historical and estimated future assessments, see Note 11 to the Company's Consolidated Financial Statements. The insolvency of large life insurance companies in future years could result in material assessments to Keyport by state guaranty funds.

Insurance Holding Company Regulation. Current Rhode Island insurance law imposes prior approval requirements for certain transactions with affiliates and generally regulates dividend payments by a Rhode Island-chartered insurance subsidiary to its parent company. Keyport may not make dividend payments in excess of the lesser of (i) 10% of its statutory surplus as of the preceding December 31 or (ii) its statutory net gain from operations for the preceding fiscal year without prior approval by the State of Rhode Island Insurance Department. As of December 31, 1997, such restriction would limit dividends without such approval to approximately $70.3 million. Keyport has not paid any dividends since its acquisition in December, 1988.

KFSC, a subsidiary of Keyport, is regulated as a broker-dealer under the Exchange Act and is a member of the NASD. (See "Distribution of Contracts and Certificates".)

                            COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:

                           Position with          Other Business, Vocation
                             Keyport               or Employment for Past
Name, Age                 Year of Election            Five Years

Kenneth R. Leibler, 48   Chairman of the Board,  Chief Executive Officer
                         12/31/94                of Liberty Financial
                                                 Companies, Inc. ("LFC"),
                                                 1/1/95; President of
                                                 LFC, formerly Chief
                                                 Operating Officer of LFC

Frederick Lippitt, 81    Director, 1/31/62,      Chairman of The
                         and Assistant           Providence Plan,
                         Secretary, 4/9/69       Providence, RI

Robert C. Nyman, 61      Director, 4/11/96       Formerly President and
                                                 Chairman of Nyman
                                                 Manufacturing Co., East
                                                 Providence, RI

John W. Rosensteel, 57   President and Chief     Chairman of the Board,
                         Executive Officer,      Director and President
                         12/30/92                of KFSC, 11/12/92;
                         and Director, 11/5/92   Chairman of the Board,
                                                 Director, President and
                                                 Chief Executive Officer of
                                                 LASC, 1/8/93; President,
                                                 Chief Executive Officer,
                                                 Chairman of the  Board and
                                                 Director of Independence
                                                 Life and Annuity Company,
                                                 10/1/93

Paul H. LeFevre, Jr., 55 Executive               Formerly Senior Vice
                         Vice President,         President and Chief
                         4/10/97                 Financial Officer of the
                                                 Company, 9/1/95; Director,
                                                 1/8/93, and Executive Vice
                                                 President, 7/22/97 of
                                                 LASC; formerly Senior
                                                 Vice President and Chief
                                                 Financial Officer of LASC,
                                                 1/8/93; Director, 10/1/93,
                                                 and Executive Vice
                                                 President, 7/28/97, of
                                                 Independence Life and
                                                 Annuity Company; formerly
                                                 Senior Vice President and
                                                 Chief Financial Officer of
                                                 Independence Life and
                                                 Annuity Company, 10/1/93

Bernard R.
Beckerlegge, 51          Senior Vice President   Senior Vice President
                         and General Counsel,    and General Counsel of
                         9/1/95                  LASC, 7/22/97; Senior Vice
                                                 President and General
                                                 Counsel of Independence
                                                 Life and Annuity Company,
                                                 10/9/95; formerly General
                                                 Counsel for B.T. Variable
                                                 Insurance Co., 8/1/88

Stephen B. Bonner, 51    Senior Vice President,  Senior Vice President
                         11/7/96                 of Independence Life and
                                                 Annuity Company, 7/28/97;
                                                 formerly President of
                                                 Construction Information
                                                 Group at McGraw Hill,
                                                 2/1/92

Bernhard M. Koch, 43     Senior Vice President   Senior Vice President and
                         and Chief Officer,      Chief Financial Officer of
                         8/7/97                  LASC, 7/22/97; Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Independence Life and
                                                 Annuity Company, 7/28/97;
                                                 formerly Executive Vice
                                                 President and Chief
                                                 Financial Officer of Life
                                                 Partners Group, 12/1/95;
                                                 formerly Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Laurentian Capital Corp.,
                                                 5/1/88

Stewart R.
Morrison, 41             Senior Vice President,  Formerly Vice President,
                         4/10/97, and Chief      Investments of the
                         Investment Officer,     Company; Senior Vice
                         5/16/94                 President and Chief
                                                 Investment Officer of
                                                 LASC, 7/22/97; formerly
                                                 Vice President,
                                                 Investments of LASC,
                                                 1/8/93; Senior Vice
                                                 President and Chief
                                                 Investment Officer of
                                                 Independence Life and
                                                 Annuity Company, 7/28/97;
                                                 formerly Vice President,
                                                 Investments of
                                                 Independence Life and
                                                 Annuity Company, 10/1/93

Francis E. Reinhart, 57  Senior Vice President,  Formerly Chief
                         4/5/90, and Chief       Administrative Officer of
                         Information Officer,    the Company, 4/5/90;
                         4/10/97                 Director, 3/15/95 and
                                                 Vice President, 10/24/85,
                                                 of KFSC; Senior Vice
                                                 President of LASC, 1/8/93;
                                                 formerly Chief
                                                 Administrative Officer
                                                 1/8/93; Senior Vice
                                                 President, 10/1/93 and
                                                 Chief Information Officer,
                                                 7/28/97, of Independence
                                                 Life and Annuity Company,
                                                 formerly Chief
                                                 Administrative Officer
                                                 of Independence Life and
                                                 Annuity Company, 10/1/93

James P. Greaton, 40     Vice President and      Vice President and
                         Corporate Actuary,      Corporate Actuary of
                         6/12/96                 Independence Life and
                                                 Annuity Company, 12/31/96;
                                                 formerly Valuation
                                                 Actuary, Providian Capital
                                                 Management, 5/94

Jeffery J. Lobo, 36      Vice President-Risk     Formerly Assistant Vice
                         Management, 6/12/96     President - Director of
                                                 Quantitative Research for
                                                 the Company, 2/8/95;
                                                 formerly Vice President of
                                                 Credit Suisse Financial
                                                 Products, 11/94; trader
                                                 for SBCI Securities (Asia)
                                                 Inc., 7/93

Jeffery J.
Whitehead, 41            Vice President,         Formerly Controller of the
                         11/5/92, and            Company; Vice President
                         Treasurer, 5/4/95       and Treasurer of LASC,
                                                 5/19/95; Vice President
                                                 and Treasurer of
                                                 Independence Life and
                                                 Annuity Company, 5/19/95

               EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of Keyport's parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with Keyport and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $37.75 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 31, 1997 (the last trading day of 1997). None of the named executive officers received any perquisites during 1997 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for the past two fiscal years for each of Keyport's chief executive officer and the other four most highly compensated executive officers:

                        Summary Compensation Table

                         Annual              Long-Term
                       Compensation         Compensation

Name and                               Restricted   Securities
Principal             Base               Stock      Underlying   All Other
Position             Salary    Bonus     Awards2     Options
Compensation
During 1997    Year    ($)      ($)1      ( $)         (#)           ($)3

John W.
Rosensteel,    1997   420,000  330,000   149,625     18,750         26,937
President      1996   396,500  275,000     --        22,500         27,994
and Chief
Executive
Officer

Paul H.
LeFevre, Jr.,  1997   315,000  205,000    85,500      9,000         24,971
Executive      1996   275,000  155,000     --        13,500         15,638
Vice
President

Stephen B.
Bonner,4       1997   275,000  150,000    64,125      7,500        175,707
Senior Vice    1996    80,754               --        --            17,414
President
and Chief Sales
Officer

Francis E.
Reinhart,      1997   245,000  115,000       --      11,250         18,790
Senior Vice    1996   233,000  105,000       --      11,250         13,136
President
and Chief
Information
Officer

Stewart R.
Morrison,      1997   230,000  130,000    42,750      8,250         13,205
Senior Vice    1996   182,700   54,000       --       6,000         11,170
President &
Chief
Investment
Officer

1   The  amounts presented are bonuses earned in 1997 and paid in 1998,  or earned in 1996 and paid in 1997, respectively.

2 The number of shares and value of restricted stock held by the named executive officers as of December 31, 1997 is as follows: Mr. Rosensteel:
5,250  shares, $198,188; Mr. LeFevre:  3,000 shares, $113,250; Mr.  Bonner:
2,250  shares,  $84,938; Mr. Morrison:  1,500 shares,  $56,625.   All  such
shares will vest any time after May 13, 1999 if for a 10 consecutive trading-day period, the closing price of Liberty Financial's Common Stock exceeds $41.73. Liberty Financial pays dividends on all such shares, and the recipients are entitled to retain all such dividends regardless of any future forfeitures.

3 Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums paid by Keyport with respect to term life insurance purchased for his benefit in each year; (b) contributions under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Rosensteel, $21,937 in 1997 and $22,994 in 1996; Mr. LeFevre, $24,971 in 1997 and $15,638 in 1996; Mr. Bonner, $4,125 in 1997 and $0 in
1996;  Mr. Reinhart, $18,790 in 1997 and $13,136 in 1996; and Mr. Morrison,
$13,205 in 1997 and $11,170 in 1996; (c) in the case of Mr. Bonner, $75,000 for a signing bonus paid in 1997; and (d) in the case of Mr. Bonner, $96,582 in 1997 and $17,414 in 1996 of moving expenses reimbursement.

4   Mr. Bonner became an executive officer of Keyport effective November 7,
1996.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1997 by Liberty Financial to the executive officers named in the above summary compensation table.

                     Option Grants in Last Fiscal Year

                                                                Potential
                                                                Realizable
                                                                 Value at
                                                                 Assumed
                                                                  Annual
                                                                  Rates
                          Percent                                of Stock
           Number of      of Total                                Price
          Securities      Options                              Appreciation
          Underlying     Granted to   Exercise                  of Option
           Options       Employees   Price Per  Expiration      Terms ($)2
Name       Granted (#)    in 1997     Share($)   on Date1     5%      10%

John W.
Rosensteel  18,750        2.4%        28.50     5/13/07    336,006  851,656

Paul H.
LeFevre, Jr. 9,000        1.2%        28.50     5/13/07    161,311  408,795

Stephen B.
Bonner       7,500        1.0%        28.50     5/13/07    134,426  340,662

Francis E.
Reinhart    11,250        1.4%        28.50     5/13/07    201,639  510,994

Stewart R.
Morrison     6,000        0.8%        28.50     5/13/07    107,541  272,530

1   Each  option  becomes  exercisable in four  equal  annual  installments commencing on May 14, 1998, and vests in full upon the death, disability or retirement (after age 60) of the optionee.

2 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account appreciation in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1997 exercises of stock options and
(ii) the stock options held as of December 31, 1997 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Fiscal Year and Aggregate Option Values at Fiscal Year-End

                                       Number of              Value of
              Shares                  Securities           Unexercised
             Acquired                 Underlying           In-the-Money
              Upon        Value      Unexercised            Options at
             Exercise   Realized      Options at              Year-End
Name            (#)        ($)        Year-End (#)              ($)
                                  Exerci-   Unexerci-   Exerci-   Unexerci-
                                   sable       sable     sable       sable

John W.
Rosensteel     9,450    234,078   86,536     59,359     2,154,228   950,858

Paul H.
LeFevre, Jr.  23,500    677,490   54,373     24,753     1,568,396   358,533

Stephen B.
Bonner         ----      ----      ----       7,500       ----       69,375

Francis E.
Reinhart      20,200    512,000   16,313     24,191       498,505   329,605

Stewart R.
Morrison       5,062     78,692    ----      15,190        ----     253,733

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above summary compensation table participates in Liberty Financial's Pension Plan and Keyport's Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans.

Estimated Annual Retirement Benefits at Age 65 under the Pension Plans

                          Years of Credited Service

Compensation      15         20         25         30        35
$  200,000    $  52,178  $  69,570  $  86,963  $  93,629  $100,296
   400,000      106,178    141,570    176,963    190,296   203,629
   600,000      160,178    213,570    266,963    286,963   306,963
   800,000      214,178    285,570    356,963    383,629   410,296
 1,000,000      268,178    357,570    446,963    480,296   513,629
 1,200,000      322,178    429,570    536,963    576,963   616,963

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with Keyport. The current compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Rosensteel, $695,000; Mr. LeFevre, $470,000; Mr. Bonner, $325,000; Mr. Reinhart, $350,000 and Mr. Morrison,
$305,000. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 1997, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 5 years; Mr. LeFevre, 18 years; Mr. Bonner, 1 year; Mr. Reinhart, 13 years; and Mr. Morrison, 7 years.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of common stock. As of March 20, 1998, options issued and outstanding under the 1990 Plan included 82,141 shares held by Mr. Rosensteel (69,659 of which were vested), 45,372 shares held by Mr. LeFevre (all of which were vested); and 16,000 shares held by Mr. Reinhart (all of which were vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), all non-vested options will automatically vest and Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the formula value of the Common Stock (as defined in the 1990 Plan) and the exercise price of the options.

Compensation of Directors. Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The two outside directors (Lippitt and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

                             LEGAL PROCEEDINGS

The Company is from time to time involved in litigation incidental to its business. In the opinion of Keyport's management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

                                  EXPERTS

The consolidated financial statements including schedules of Keyport Life Insurance Company at December 31, 1997 and 1996, and for each of the two years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Keyport Life Insurance Company for the year ended December 31, 1995 have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts accounting and auditing.

                           CHANGE IN ACCOUNTANTS

The consolidated financial statements of Keyport and also Liberty Financial and its subsidiaries, including Keyport, for the year ended December 31, 1997 and 1996 have been audited and reported upon by Ernst & Young LLP ("E&Y").

For fiscal years prior to 1996, the consolidated financial statements of Keyport and Liberty Financial and its subsidiaries, were audited and reported on by KPMG Peat Marwick LLP ("KPMG"). On March 13, 1996,
following a competitive proposal process, Liberty Financial's Audit Committee terminated KPMG's appointment as independent accountants for Liberty Financial and its audited subsidiaries, including Keyport, effective March 14, 1996, and voted to recommend to the Liberty Financial Board of Directors that E&Y be appointed as Liberty Financial's independent accountants for fiscal year 1996. The Liberty Financial Board of Directors approved this recommendation on April 10, 1996. On April 11, 1996 Keyport's Board of Directors approved such engagement of E&Y.

In connection with the audit of Keyport's financial statements for the year ended December 31, 1995, and the subsequent interim period through March 14, 1996, there were no disagreements between Keyport and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG's audit report on the financial statements of Keyport. In addition, the audit report of KPMG on the financial statements of Keyport for the year ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty or audit scope.

                               LEGAL MATTERS

Legal matters with respect to the organization of Keyport, its authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP as Special Counsel for Keyport.





                      Report of Independent Auditors



The Board of Directors
Keyport Life Insurance Company


We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended. Our audits also included the financial statement schedules listed in the Index at Item 16. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion, the consolidated financial statements referred  to  above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.




                                                  ERNST & YOUNG LLP
Boston, Massachusetts
February 3, 1998





                       Independent Auditors' Report




The Board of Directors Keyport Life Insurance Company

We have audited the consolidated financial statements of Keyport Life Insurance Company and subsidiaries for the year ended December 31, 1995, included herein. In connection with our audit of the consolidated financial statements, we also have audited the financial statement Schedule III ("the financial statement schedule") as of December 31, 1995 and for the year then ended, also included herein. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the results of operations and cash flows for Keyport Life Insurance Company and subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.






KPMG Peat Marwick LLP
Boston, Massachusetts
February 16, 1996

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                         December 31
                  ASSETS                           1997             1996

Cash and investments:
  Fixed maturities available for sale
    (amortized cost: 1997 - $10,981,618;
      1996 - $10,500,431)                       $11,246,539     $10,718,644
  Equity securities (cost:  1997 - $21,950;
    1996 - $19,412)                                  40,856          35,863
  Mortgage loans                                     60,662          67,005
  Policy loans                                      554,681         532,793
  Other invested assets                             440,773         183,622
  Cash and cash equivalents                       1,162,347         767,385
      Total cash and investments                 13,505,858      12,305,312

Accrued investment income                           165,035         146,778
Deferred policy acquisition costs                   232,039         250,355
Value of insurance in force                          53,298          70,819
Income taxes recoverable                             22,537             323
Intangible assets                                    18,058          19,186
Other assets                                         16,175          40,316
Separate account assets                           1,329,189       1,091,468

      Total assets                              $15,342,189     $13,924,557

                   LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

  Policy liabilities                            $12,086,076     $11,637,528
  Current income taxes                               -               13,123
  Deferred income taxes                             133,003          25,747
  Payable for investments purchased and loaned      722,116         211,234
  Other liabilities                                  34,015          38,476
  Separate account liabilities                    1,263,958       1,017,667
      Total liabilities                          14,239,168      12,943,775

Stockholder's equity:
  Common stock, $1.25 par value; authorized
    8,000 shares; issued and outstanding 2,412
      shares                                          3,015           3,015
  Additional paid-in capital                        505,933         505,933
  Net unrealized investment gains                    82,277          73,599
  Retained earnings                                 511,796         398,235
      Total stockholder's equity                  1,103,021         980,782

      Total liabilities and
        stockholder's equity                    $15,342,189     $13,924,557


                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)


                                               Year ended December 31
                                           1997       1996        1995

Revenues:
  Investment income                    $ 847,048   $ 790,365   $ 755,930
  Interest credited to policyholders    (594,084)   (572,719)   (555,725)
  Investment spread                      252,964     217,646     200,205
  Net realized investment gains
    (losses)                              24,723       5,509      (3,958)
  Fee income:
    Surrender charges                     15,968      14,934      14,772
    Separate account fees                 17,124      15,987      13,154
    Management fees                        3,261       2,613       1,841
  Total fee income                        36,353      33,534      29,767

Expenses:
  Policy benefits                         (3,924)     (3,477)     (4,448)
  Operating expenses                     (49,941)    (43,815)    (44,475)
  Amortization of deferred policy
    acquisition costs                    (75,906)    (60,225)    (58,541)
  Amortization of value of insurance
    in force                             (10,490)    (10,196)     (9,479)
  Amortization of intangible assets       (1,128)     (1,130)     (1,130)
Total expenses                          (141,389)   (118,843)   (118,073)

Income before income tax expense         172,651     137,846     107,941
Income tax expense                       (59,090)   (47,222)     (38,331)

            Net income                 $ 113,561   $ 90,624    $  69,610


                          See accompanying notes.


                      KEYPORT LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                             Net
                                          Unrealized
                             Additional   Investment
                     Common   Paid-in       Gains      Retained
                     Stock    Capital      (Losses)    Earnings       Total

Balance,
  January 1, 1995   $3,015   $505,933   $  (64,464)  $238,001  $   682,485

Net income                                             69,610       69,610
Change in net
  unrealized
  investment
  gains (losses)                           150,236                 150,236

Balance,
  December 31, 1995  3,015    505,933       85,772    307,611      902,331

Net income                                             90,624       90,624
Change in net
  unrealized
  investment
  gains (losses)                           (12,173)                (12,173)

Balance,
  December 31, 1996  3,015    505,933       73,599    398,235      980,782

Net income                                            113,561      113,561
Change in net
  unrealized
  investment
  gains (losses)                             8,678                   8,678

Balance,
  December 31, 1997 $ 3,015  $505,933    $  82,277   $511,796   $1,103,021


                          See accompanying notes.


                      KEYPORT LIFE INSURANCE COMPANY

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                             Year ended December 31
                                       1997          1996         1995

Cash flows from operating
  activities:
    Net income                  $    113,561  $      90,624  $     69,610
    Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
       Interest credited to
         policyholders               594,084        572,719       555,725
       Net realized investment
         (gains) losses              (24,723)        (5,509)        3,958
       Amortization of value of
         insurance in force and
         intangible assets            11,618         11,326        10,609
       Net amortization on
         investments                  29,862        (29,088)        9,688
       Change in deferred policy
         acquisition costs           (10,252)       (24,403)      (24,630)
       Change in current and
         deferred income taxes        66,919          4,938         1,953
       Net change in other assets
         and liabilities               1,746        (42,634)      (62,375)
           Net cash provided by
             operating activities    782,815        577,973       564,538

Cash flow from investing activities:
  Investments purchased -
    available for sale            (4,543,374)    (4,363,074)   (2,851,013)
  Investments sold -
    held to maturity                    -             -            14,930
  Investments sold -
    available for sale             2,563,465      1,714,023       605,197
  Investments matured -
    held to maturity                    -             -           317,773
  Investments matured -
    available for sale             1,531,693      1,387,664       906,522
  Increase in policy loans           (21,888)       (34,467)      (21,033)
  Decrease in mortgage loans           6,343          7,500        54,947
  Other assets purchased, net        (48,921)      (130,087)          -
  Value of business acquired,
    net of cash                         -           (30,865)          -
           Net cash used in
            investing activities    (512,682)    (1,449,306)     (972,677)

Cash flows from financing
  activities:
    Withdrawals from policyholder
      accounts                    (1,320,837)    (1,154,087)     (933,785)
    Deposits to policyholder
      accounts                       950,472      2,134,504      1,116,975
    Securities lending               495,194       (119,083)       317,715
         Net cash provided by
         financing activities        124,829        861,334        500,905

Change in cash and
  cash equivalents                   394,962         (9,999)        92,766
Cash and cash equivalents
  at beginning of year               767,385        777,384        684,618

Cash and cash equivalents at
  end of year                    $ 1,162,347    $   767,385    $   777,384



                          See accompanying notes.


                      KEYPORT LIFE INSURANCE COMPANY

                Notes to Consolidated Financial Statements

                             December 31, 1997


1.  Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement saving market. These annuity products are sold through a wide ranging network of banks, agents, and securities dealers.

The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Liberty Advisory Services Corporation, and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of stockholder's equity. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis.

On December 31, 1995, pursuant to the "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company made a one-time reclassification of certain fixed maturity securities from held to maturity to available for sale. The amortized cost of those securities at the time of transfer was $1.4 billion, and the unrealized gain of $13.9 million was recorded net of taxes in stockholder's equity.

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $117.3 million and $72.6 million at December 31, 1997 and 1996, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholder's equity.

Premiums paid on call options are amortized to net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholder's equity. Deferred policy acquisition costs have been decreased by $126.9 million at December 31, 1997 and decreased by $103.7 million at December 31, 1996, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.34%, 5.30% and 5.58% for the years ended December 31, 1997, 1996 and 1995, respectively.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholder's equity. Value of insurance in force has decreased by $31.8 million at December 31, 1997 and decreased by $26.0 million at December 31, 1996, relating to this adjustment.

Estimated net amortization expense of the value of insurance in force as of December 31, 1997 is as follows (in thousands): 1998 - $8,701; 1999 -
$10,890;  2000  -  $9,926; 2001 - $8,711; 2002 - $7,694; and  thereafter  -
$39,220.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over twenty-five years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. As of December 31, 1997 and 1996, Keyport also classified as separate account assets $65.2 million and $73.8 million, respectively, investments in certain mutual funds sponsored by affiliates of the Company and other investments.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. Independence Life, which until July 18, 1997, was required under federal tax law to file its own federal income tax return, may join with Keyport in a consolidated income tax return filing. Liberty Advisory Services Corporation and Keyport Financial Services Corp. must file separate federal tax returns.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

Recent Accounting Pronouncements

In January 1998, the FASB voted to proceed with the drafting of an accounting standard titled "Accounting for Derivative Instruments and for Hedging Activities." This accounting standard requires companies to report derivatives on the balance sheet at fair value with changes in fair value recorded in income or equity. The accounting standard also changes the accounting for derivatives used in hedging strategies from traditional deferral accounting to a current recognition approach which could impact a company's income statement and balance sheet and expand the definition of a derivative instrument. The Company is evaluating the impact of this accounting standard. This accounting standard will become effective in 2000.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). The relevant provisions of SFAS 125 relating to securities lending, dollar rolls, and other similar secured transactions become effective in 1998. It is not expected that the adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

2.  Acquisitions

On August 9, 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

3.  Investments

Fixed Maturities

As of December 31, 1997 and 1996, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):

                                          Gross      Gross
                            Amortized  Unrealized  Unrealized
December 31, 1997              Cost      Gains       Losses    Fair Value

U.S. Treasury securities     $  128,580  $  1,107  $     (40)  $   129,647
Mortgage backed securities
  of U.S. government
  corporations and agencies   1,089,809    49,536     (1,602)    1,137,743
Debt securities issued by
  foreign governments           272,559    12,694     (4,966)      280,287
Corporate securities          4,744,208   189,387    (83,562)    4,850,033
Other mortgage backed
  securities                  2,325,889    81,886     (2,579)    2,405,196
Asset backed securities       2,200,689    26,178     (3,118)    2,223,749
Senior secured loans            219,884       -          -         219,884

  Total fixed maturities   $ 10,981,618  $360,788  $ (95,867)  $11,246,539

                                         Gross      Gross
                            Amortized  Unrealized  Unrealized
December 31, 1996              Cost      Gains       Losses    Fair Value

U.S. Treasury securities    $    35,308  $    130  $     (87)  $    35,351
Mortgage backed securities
  of U.S. government
  corporations and agencies   1,689,989    41,783     (8,618)    1,723,154
Debt securities issued by
  foreign governments           246,339    11,718       (554)      257,503
Corporate securities          4,093,473   153,422    (12,298)    4,234,597
Other mortgage backed
  securities                  2,413,020    47,596    (23,970)    2,436,646
Asset backed securities       1,736,012    15,531     (6,440)    1,745,103
Senior secured loans            286,290       -          -         286,290

  Total fixed maturities    $10,500,431  $270,180  $ (51,967)  $10,718,644

At December 31, 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $27.4 million, and gross unrealized losses aggregated $6.9 million, respectively. At December 31, 1996, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $29.9 million, and gross unrealized losses aggregated $5.3 million, respectively.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1997 are as follows (in thousands):


December 31, 1997                       Amortized Cost       Fair Value

Due in one year or less                  $   147,177       $   147,503
Due after one year through five years      1,925,739         1,926,372
Due after five years through ten years     2,350,299         2,419,857
Due after ten years                          942,016           986,119
                                           5,365,231         5,479,851
Mortgage and asset backed securities       5,616,387         5,766,688
                                         $10,981,618       $11,246,539

Actual maturities will differ in some cases from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31            1997           1996            1995

Fixed maturities             $   811,688     $   737,372     $   681,998
Mortgage loans and other
  invested assets                 27,833          11,422          12,881
Policy loans                      32,224          30,188          28,485
Equity securities                  5,443           4,494           4,807
Cash and cash equivalents         34,449          36,138          41,643
  Gross investment income        911,637         819,614         769,814
Investment expenses              (15,311)        (12,708)        (10,837)
Amortization of options and
  interest rate caps             (49,278)        (16,541)         (3,047)
  Net investment income      $   847,048     $   790,365     $   755,930

There were no non-income producing fixed maturity investments as of December 31, 1997 or 1996.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31                     1997         1996        1995

Fixed maturities held to maturity:
  Gross gains                          $     -      $     -       $  1,306
  Gross losses                               -            -            (64)

Fixed maturities available for sale:
  Gross gains                            42,464       24,304         8,156
  Gross losses                          (19,146)     (17,814)      (15,982)

Equity securities                           (51)       1,492          (405)
Investments in separate accounts          7,912         (576)        1,684
Interest rate swaps                          -            -           (860)
Other                                        -          (208)          (13)
Gross realized investment gains
  (losses)                               31,179        7,198        (6,178)

Amortization adjustments of deferred
  policy acquisition costs
  and value of insurance inforce         (6,456)      (1,689)        2,220

Net realized investment gains (losses) $ 24,723     $  5,509      $ (3,958)

Proceeds from sales of fixed maturities available for sale were $2.6 billion, $1.7 billion and $565.4 million, for the years ended December 31, 1997, 1996 and 1995, respectively. The sale of fixed maturities held to maturity during 1995 relate to certain securities, with amortized cost of $15.0 million, which were sold specifically due to a decline in the issuers' credit quality.

Deferred tax liabilities for the Company's unrealized investment gains and losses, net of adjustments to deferred policy acquisition costs and value of insurance inforce were $44.3 million and $39.5 million at December 31, 1997 and 1996, respectively.

No  investment in any person or its affiliates (other than bonds issued  by
agencies  of  the  United  States  government)  exceeded  ten  percent   of
stockholder's equity at December 31, 1997.

At  December 31, 1997, the Company did not have a material concentration of
financial   instruments  in  a  single  investee,  industry  or  geographic location.

At December 31, 1997, $1.1 billion of fixed maturities were below investment grade.

4.  Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

                                             Assets (Liabilities)
                                      Carrying    Fair   Carrying   Fair
                    Notional Amounts    Value     Value   Value     Value
December 31          1997      1996      1997      1997    1996     1996

Interest rate cap
   agreements   $  250,000 $  450,000 $   102   $    102 $  1,363 $  1,363
Indexed call
  options            -           -     323,343   345,294  109,701  122,395
Interest rate
  swaps          2,575,000  2,275,000  (42,123)  (42,123)  (8,753)  (8,753)

The  interest  rate swap agreements expire in 1998 to 2001.   The  interest
rate  cap  agreements  expire  in 1999 through  2000.   The  call  options'
maturities range from 1998 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options are used for purposes of hedging the Company's equity-indexed products. The call options hedge the interest credited on these 1, 5 and 7 year term products, which is based on the changes in the S&P 500 Index. At December 31, 1997 and 1996, the Company had approximately $155.0 million and $73.1 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options are based on quoted market prices.

Deferred losses of $5.1 million and $7.9 million as of December 31, 1997 and 1996, respectively, resulting from terminated interest rate swap agreements are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.

5.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

Year Ended December 31        1997        1996            1995

Current                  $ (48,477)     $  52,369        $  37,746
Deferred                   107,567         (5,147)             585
                         $  59,090      $  47,222        $  38,331

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

Year Ended December 31               1997          1996           1995

Expected income tax expense       $  60,427    $  48,246       $  37,779
Increase (decrease) in income
  taxes resulting from:
    Nontaxable investment income     (1,416)      (1,216)         (1,737)
    Amortization of goodwill            396          396             396
    Other, net                         (317)        (204)          1,893
Income tax expense                $  59,090    $  47,222       $  38,331

The components of deferred federal income taxes are as follows (in thousands):

December 31                                 1997                    1996

Deferred tax assets:
  Policy liabilities                   $   124,250            $   171,327
  Guaranty fund expense                      2,795                  6,260
  Net operating loss carryforwards           2,111                  2,667
  Other                                      1,205                  3,915
    Total deferred tax assets              130,361                184,169

Deferred tax liabilities:
  Deferred policy acquisition costs        (56,331)               (63,076)
  Value of insurance in force and
    intangible assets                      (18,022)               (20,539)
  Excess of book over tax basis of
    investments                           (178,697)              (118,403)
  Separate account asset                      (645)                (4,557)
  Deferred loss on interest rate swaps      (1,792)                (2,765)
  Other                                     (7,877)                  (576)
    Total deferred tax liabilities        (263,364)              (209,916)
      Net deferred tax liability       $  (133,003)           $   (25,747)

As of December 31, 1997, the Company had approximately $6.0 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits of Independence Life. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

Income taxes refunded were $8.0 million in 1997 and income taxes paid were $46.9 million and $44.7 million in 1996 and 1995, respectively.

6.  Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code.

The following table sets forth the Plans' funded status.

December 31                                          1997          1996
(Dollars in thousands)

Actuarial present value of benefit obligations:
    Vested benefit obligations                     $    8,374    $   7,172
    Accumulated benefit obligation                 $    9,500    $   7,963

Projected benefit obligation                       $   12,594    $  10,559
Plan assets at fair value                              (7,801)      (6,399)
Projected benefit obligation in excess of the
    Plans' assets                                       4,793        4,160
Unrecognized net actuarial loss                        (1,727)      (1,496)
Prior service cost not yet recognized in net
    periodic pension cost                                (160)        (183)
Accrued pension cost                               $    2,906    $   2,481

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                            1997      1996      1995

Pension cost includes the following components:
Service cost benefits earned during the period   $  804   $  717   $  541
Interest cost on projected benefit obligation       829      725      603
Actual return on Plan assets                       (898)    (732)    (999)
Net amortization and deferred amounts               396      357      600
Total net periodic pension cost                  $1,131   $1,067   $  745

Discount rate                                      7.25%    7.50%    7.25%
Rate of increase in compensation level             5.00%    5.25%    5.25%
Expected long-term rate of return on assets        8.50%    8.50%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1997, 1996 and 1995, expenses related to these defined contribution plans totaled (in thousands) $702, $590 and $595, respectively.

7.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining fair values of financial instruments:

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy  loans:   The  carrying value of policy loans approximates  fair
value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying balance sheets approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

December 31                           1997                    1996
                              Carrying      Fair      Carrying      Fair
                               Value       Value       Value       Value
Assets:
 Fixed maturity securities  $11,246,539 $11,246,539 $10,718,644 $10,718,644
 Equity securities               40,856      40,856      35,863      35,863
 Mortgage loans                  60,662      63,007      67,005      73,424
 Policy loans                   554,681     554,681     532,793     532,793
 Other invested assets          440,773     462,724     183,622     196,316
 Cash and cash equivalents    1,162,347   1,162,347     767,385     767,385

Liabilities:
 Policy liabilities          12,086,076  11,366,534  11,637,528  11,127,352

8. Quarterly Financial Data, in thousands (unaudited)

Quarter Ended 1997     March 31     June 30    September 30    December 31

Investment income     $ 206,515   $ 210,655     $ 210,365      $ 219,513
Interest credited to
  policyholders        (147,313)   (147,224)     (150,875)      (148,672)
Investment spread        59,202      63,431        59,490         70,841
Net realized
  investment gains       12,796       2,669         4,951          4,307
Fee income                8,252       8,578         9,841          9,682
Pretax income            47,423      39,914        39,876         45,438
Net income               31,538      26,095        26,377         29,551

Quarter Ended 1996     March 31     June 30    September 30    December 31

Investment income     $ 187,728   $ 188,334     $ 200,253      $ 214,050
Interest credited to
  policyholders        (138,109)   (136,161)     (146,071)      (152,378)
Investment spread        49,619      52,173        54,182         61,672
Net realized
  investment gains
  (losses)                2,052      (2,487)          755          5,189
Fee income                7,769       8,006         9,015          8,744
Pretax income            30,340      29,650        34,575         43,281
Net income               19,688      19,943        22,289         28,704

9.  Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):

Year Ended December 31          1997            1996            1995

Statutory surplus           $  702,610      $  567,735      $  535,179
Statutory net income           107,130          40,237          38,264

10.  Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1997, 1996 and 1995. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.8 million for the years ended December 31, 1997 and 1996 and $7.6 million for the year ended December 31, 1995. In addition, certain affiliated companies distribute the Company's products and were paid $7.2 million, $6.4 million and $7.6 million by the Company for the years ended December 31, 1997, 1996, and 1995, respectively.

Keyport has mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual has agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1997 and 1996, the amounts outstanding were $39.5 million.

Dividend payments to Liberty Financial from the Company are governed by insurance laws which restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance
Department. As of December 31, 1997, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $70.3 million without such approval.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $3,408, $3,213 and $3,221 for the years ended December 31, 1997, 1996 and 1995, respectively. For each of the next five years, and in the aggregate, as of December 31, 1997, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

                           Year         Payments

                           1998         $     3,536
                           1999               3,505
                           2000               3,273
                           2001               3,178
                           2002                 288
                           Thereafter         1,248
                                        $    15,028

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1997, 1996 and 1995, the Company was assessed $5.9 million, $10.0 million, and $8.1 million, respectively. During 1997, 1996 and 1995, the Company recorded $1.0 million, $1.0 million, and $2.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1997 and 1996, the reserve for such assessments was $8.0 million and $12.9 million, respectively.




                                APPENDIX A

TERM INTEREST ILLUSTRATIONS

Set forth below is an illustration of how interest will be credited to an Interest Account during a ten-year Term and an Indexed Account during a five-year Term. The illustration also applies to a shorter Term if values for inapplicable years are ignored. For the purpose of this illustration certain assumptions are made as indicated.

NOTE: THE FOLLOWING EXAMPLES ASSUME NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE TERM. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER. (SEE "SURRENDERS".) THE HYPOTHETICAL GUARANTEED INTEREST RATE, GUARANTEED INTEREST RATE FACTORS, AND INCREASES IN THE INDEX ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES OR RATE FACTORS TO BE DECLARED UNDER A CERTIFICATE OR FUTURE CHANGES IN THE INDEX. AS TO INTEREST ACCOUNTS, ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TERM MAY BE MORE OR LESS THAN THE 6% SHOWN. LIKEWISE, ACTUAL GUARANTEED INTEREST RATE FACTORS DECLARED FOR INDEXED ACCOUNTS AT ANY GIVEN TIME MAY BE HIGHER OR LOWER THAN THE FACTORS SHOWN IN THE ILLUSTRATION (PROVIDED THAT THE FLOOR MAY NEVER BE LESS THAN 0). MOREOVER, THERE ARE NO GUARANTEES THAT THE INDEX WILL INCREASE DURING THE COURSE OF A TERM OR THAT IT WILL BE HIGHER THAN THE INDEX AT THE BEGINNING OF THE TERM OR AT ANY TIME DURING THE TERM WHEN INDEX INCREASES ARE CREDITED.

A. Illustration of Interest Account
Beginning Account Value:                $100,000
Guaranteed Interest Rate:               6% per year compounded annually

Account Value at End of Certificate Year:

Year 1         Year 2         Year 3         Year 4         Year 5
$106,000.00    $112,360.00    $119,101.60    $126,247.70    $133,822.56

Year 6         Year 7         Year 8         Year 9         Year 10
$141,851.91    $150,363.03    $159,384.81    $168,947.90    $179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is:

A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The formula for
Part 2 is:

A x ((B-D)/D) x (1/F) x G

where:

A  is the Participation Rate for the Term

B is the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P Index Value nor greater than the Maximum S&P Index Value. The Minimum S&P Index Value and the Maximum S&P Index Value are defined below.

C   is  the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P Index Value for the Term.

D  is the Index value at the beginning of the Term

E  is the number of completed Account Years in the Term

F  is the total number of Account Years in the Term

G is the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

The Minimum S&P Index Value and the Maximum S&P Index Value are defined as follows:

Minimum S&P Index Value   = [(Floor / Participation Rate for Term) +  1]  x
[Beginning of Term Index value]

Maximum S&P Index Value = [(Cap / Participation Rate for Term) + 1] x [Beginning of Term Index value]

The  Index Increase to be credited on the Account Anniversary is  equal  to
Part 1 + Part 2.

On the first Account Anniversary of any term, substitute D for B in the above formulas.

If "Death Provisions" provides that the Index Increase is to be recalculated, then: "E" in the formula for Part 1 is equal to "F" and "(1/F)" in the formula for Part 2 is multiplied by the sum of 1.0 plus the number of Account Years from the start of the Account Year of death to the end of the Term.

Using the assumptions below, Keyport has prepared the following three illustrations using different assumptions as to changes in the Index value during the course of the Term. THESE ASSUMPTIONS AND ILLUSTRATIONS ARE NOT AND ARE NOT INTENDED AS PREDICTIONS OF CHANGES IN THE INDEX DURING THE COURSE OF ANY TERM. THE INDEX MAY RISE OR FALL DURING THE COURSE OF A TERM, AND AT THE END OF A TERM THE INDEX VALUE MAY BE HIGHER OR LOWER THAN AT THE BEGINNING OF THE TERM. KEYPORT MAKES NO PREDICTIONS, REPRESENTATIONS, OR GUARANTEES AS TO FUTURE CHANGES IN THE INDEX. THESE VALUES ARE BASED ON THE ASSUMPTION THAT NO PARTIAL SURRENDERS ARE MADE.

Beginning Account Value  =   $100,000.00
Beginning Index Value    =      500
Participation Rate       =      80%
Cap                      =      80%
Maximum S&P Index Value  =   [(80% / 80%) + 1] x 500 = 1000
Floor                    =       0%
Minimum S&P Index Value  =   [(0% / 80%) + 1] x 500 = 500

Illustration No. 1

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B  Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      600         20%        500         600    $ 3,200  $ ---   $103,200
2      690         38%        600         690    $ 5,760  $ 3,200 $112,160
3      775         55%        690         775    $ 8,160  $ 6,080 $126,400
4      900         80%        775         900    $16,000  $ 8,800 $151,200
5     1035        107%        900        1000    $16,000  $12,880 $180,000

Illustration No. 2

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      550         10%        500         550    $ 1,600  $ ---   $101,600
2      500          0%        550         550    $ ---    $ 1,600 $103,200
3      560         12%        550         560    $   960  $ 1,600 $105,760
4      620         24%        560         620    $ 7,680  $ 1,920 $115,360
5      660         32%        620         660    $ 6,400  $ 3,840 $125,600

Illustration No. 3

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      450        -10%        500         500    $ ---    $ ---   $100,000
2      425        -15%        500         500    $ ---    $ ---   $100,000
3      450        -10%        500         500    $ ---    $ ---   $100,000
4      515          3%        500         515    $1,920   $ ---   $101,920
5      530          6%        515         530    $2,400   $   480 $104,800
                                APPENDIX B

MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS, INCLUDING SURRENDER CHARGE CALCULATIONS

MARKET VALUE ADJUSTMENT

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that will be used to determine the Market Value Adjustment Factor is:

[(1+a)/(1+b)](n/12) - 1, where

a = the Treasury Rate for the Term of the Account from which the surrender or transfer amount is being taken.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and

n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.

The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" above. Weekly Series are published at the beginning of the following week. To determine "a", Keyport uses the weekly Series first published on or after the most recent Determination Date which occurs on or before the first day of the Account's current Term, except that if the first day is the same as the Determination Date or the date of publication, or any date in between, Keyport instead uses the weekly Series first published after the prior Determination Date. To determine "b", Keyport uses the weekly Series first published on or after the most recent Determination Date which occurs on or before the date on which the Market Value Adjustment Factor is calculated, except that if the calculation date is the same as the Determination Date or the date of publication, or any date in between, Keyport instead uses the weekly Series first published after the prior Determination Date. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

EXAMPLES OF MARKET VALUE ADJUSTMENTS

Example 1

Assume that the Certificate Owner purchased a Certificate for $10,000 and allocated his interest to an Interest Account with a five-year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, the Certificate Owner's Account was surrendered when the Surrender Charge was 3%. There had been no prior surrenders and the interest earned in the previous twelve months is equal to $636 ($11,236 - $10,600). Therefore, the Surrender Charge and the Market Value Adjustment do not apply to $636 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

A = the amount surrendered
= $10,000 x 1.06 x 1.06
= $11,236.00

B = the Market Value Adjustment Factor
= [(1+a)/(1+b)](n/12) - 1, where

a = the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%

n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36

B = [(1+.07)/(1+.045)](36/12) - 1
= [(1+.07)/(1+.045)]3 - 1
= .0735

Therefore,

C = (A - 1,236) x B
= ($11,236 - 636) x .0735
= $779.10 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.

The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where

A = the surrendered amount = $11,236, and

I = the Surrender Charge Percentage. Here, I = 3%

Therefore,

The Surrender Charge = .03 x ($11,236 - 636)
= .03 x $10,600 = $318.00

The Certificate Value = [((.9 x $10,000 x 1.03) + 330) x 1.03]
  + 348
= $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00
  + $779.10) / $11,236.00]
= $10,945.76

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, therefore, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 + $779.10 = $11,697.10) or $10,945.76. Therefore, the
Certificate Withdrawal Value is equal to $11,697.10.

Example 2

Given the same circumstances as in Example 1, but using a Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)](36/12) - 1
= [(1+.07)/(1+.075)]3 - 1
= -.0139

Therefore,

C = (A - 636) x B
= ($11,236 - 636) x -.0139
= Negative $147.34 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As  described  in  the previous example, the Surrender Charge  would  equal
$318.00.

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
  $147.34) / $11,236.00]
= $10,101.77

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 - $147.34 = $10,770.66) or $10,101.77. Therefore, the
Certificate Withdrawal Value is equal to $10,770.66.

Example 3

Given the same circumstances as in Example 2, but assuming (1) an Indexed Account instead of an Interest Account with an Account Value of $11,236,
(2) Index Increases credited in the prior year equal to $1,236.00, and (3) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)]((36 x k)/12) - 1
= [(1+.07)/(1+.075)]((36 x 9)/12) - 1
= [(1+.07)/(1+.075)](2.7) - 1
= -.0125

Therefore,

C = (A - 1,236) x B
= ($11,236 - 1,236) x -.0125
= Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As  described  in  the previous example, the Surrender Charge  would  equal
$300.00.

The Certificate Value = [((.9 x $10,000 x 1.03) + 0) x 1.03]
  + 687.90
= $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
  $125.00) / $11,236.00]
= $10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the
Certificate Withdrawal Value is equal to $10,811.00.

                                APPENDIX C


                      SCHEDULE OF STATE PREMIUM TAXES



State                        Non-Tax Qualified            Tax-Qualified
                           Contracts/Certificates    Contracts/Certificates
                                Rate of Tax                 Rate of Tax

California                         2.35                          0.50
District of Columbia               2.25                          2.25
Kansas                             2.00                          0.00
Kentucky                           2.00                          2.00
Maine                              2.00                          0.00
Nevada                             3.50                          0.00
South Dakota                       1.25                          0.00
Virgin Islands                     5.00                          5.00
West Virginia                      1.00                          1.00
Wyoming                            1.00                          0.00











                              Distributed by:

                     Keyport Financial Services Corp.
                  125 High Street, Boston, MA  02110-2712


                               Keyport Logo


                                Issued by:

                      Keyport Life Insurance Company
                  125 High Street, Boston, MA  02110-2712









MVA                                                             528.5/98